Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2020 AND 2019

WOORI FINANCIAL GROUP INC.

Page(s)
Report on Review of Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-115

Report on Review of Consolidated Interim Financial Statements

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2020 and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2020, and consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 in 2020 may have a negative impact on the Group’s financial condition and results of operations.

Other Matters

The consolidated interim financial statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019, and consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2019, presented herein for comparative purposes, were reviewed by Deloitte Anjin LLC whose report dated November 14, 2019. Based on their review, nothing has come to their attention that causes them to believe the accompanying financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The consolidated financial statements of the Group for the year ended December 31, 2019, were audited by Deloitte Anjin LLC who expressed an unqualified opinion on those statements, not presented herein, on March 16, 2020. The consolidated statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

/s/ Samil PricewaterhouseCoopers

November 13, 2020

Notice to Readers

This report is effective as of November 13, 2020 the review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the review report is read. Such events or circumstances could significantly affect the consolidated interim financial statements and may result in modifications to the review report.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2020 AND 2019

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial

Group Inc.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

        (Phone Number)        02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019

	September 30, 2020	December 31, 2019
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	8,814,244	6,392,566
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	10,565,822	8,069,144
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	29,644,347	27,730,531
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	17,889,922	20,320,539
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	307,778,061	293,717,693
Investments in joint ventures and associates (Note 13)	1,076,855	806,360
Investment properties (Note 14)	311,344	280,239
Premises and equipment (Notes 15 and 18)	3,278,633	3,364,716
Intangible assets (Note 16)	799,803	844,110
Assets held for distribution (sale) (Note 17)	59,899	10,556
Net defined benefit asset (Note 24)	—	2,582
Current tax assets	74,130	47,367
Deferred tax assets	36,860	39,544
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	228,580	121,131
Other assets (Notes 19 and 41)	280,411	233,646

Total assets	380,838,911	361,980,724

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 12, 20 and 26)	3,817,831	2,958,302
Deposits due to customers (Notes 4,11,21 and 41)	278,588,976	264,685,578
Borrowings (Notes 4, 11, 12 and 22)	22,768,493	18,998,920
Debentures (Notes 4, 11 and 22)	29,964,791	30,858,055
Provisions (Notes 23, 40 and 41)	463,198	443,980
Net defined benefit liability (Note 24)	186,044	92,470
Current tax liabilities	129,537	182,690
Deferred tax liabilities	286,705	134,322
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	23,039	6,837
Other financial liabilities (Notes 4,11,12, 25 and 41)	17,941,940	17,706,767
Other liabilities (Notes 25 and 41)	459,607	420,471

Total liabilities	354,630,161	336,488,392

EQUITY
Owners’ equity (Note 28)
Capital stock	3,611,338	3,611,338
Hybrid securities	1,695,821	997,544
Capital surplus	627,496	626,295
Other equity	(2,297,529)	(2,249,322)
Retained earnings	19,116,037	18,524,515

	22,753,163	21,510,370

Non-controlling interests	3,455,587	3,981,962

Total equity	26,208,750	25,492,332

Total liabilities and equity	380,838,911	361,980,724

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
	(Korean Won in millions, except per share data)
Interest income	2,272,434	7,188,437	2,691,515	7,969,207
Financial assets at FVTPL	12,908	39,118	13,970	41,875
Financial assets at FVTOCI	103,380	344,380	135,081	344,183
Financial assets at amortized cost	2,156,146	6,804,939	2,542,464	7,583,149
Interest expense	(784,995)	(2,760,149)	(1,205,717)	(3,552,357)

Net interest income (Notes 11, 30 and 41)	1,487,439	4,428,288	1,485,798	4,416,850
Fees and commissions income	399,010	1,207,003	426,708	1,274,949
Fees and commissions expense	(166,310)	(475,954)	(146,054)	(434,205)

Net fees and commissions income (Notes 11, 31 and 41)	232,700	731,049	280,654	840,744
Dividend income (Notes 11, 32 and 41)	28,138	99,140	19,973	84,556
Net gain on financial instruments at FVTPL (Notes 11, 33 and 41)	130,342	531,931	21,527	101,608
Net gain on financial assets at FVTOCI (Notes 11 and 34)	7,650	18,677	4,591	8,036
Net gain arising on financial assets at amortized cost (Note 11)	7,657	40,319	4,488	99,107
Impairment losses due to credit loss (Notes 35 and 41)	(140,041)	(586,720)	(187,209)	(323,755)
General and administrative expenses (Notes 36 and 41)	(899,062)	(2,688,620)	(880,491)	(2,576,277)
Other net operating expenses (Notes 11, 26, 36 and 41)	(179,663)	(726,306)	(90,040)	(281,166)

Operating income	675,160	1,847,758	659,291	2,369,703
Share of gain of joint ventures and associates (Note 13)	9,983	33,935	10,103	20,960
Other non-operating income(expense)	(9,163)	(171,864)	876	7,689

Non-operating income(expense) (Note 37)	820	(137,929)	10,979	28,649
Net income before income tax expense	675,980	1,709,829	670,270	2,398,352
Income tax expense (Note 38)	(154,265)	(414,081)	(136,162)	(592,281)
Net income	521,715	1,295,748	534,108	1,806,071

Net gain(loss) on valuation of equity securities at FVTOCI	69,689	(25,525)	(3,121)	(50,498)
Remeasurement gain(loss) related to defined benefit plan	2,012	(24,228)	(702)	(39,970)

Items that will not be reclassified to profit or loss:	71,701	(49,753)	(3,823)	(90,468)

Net gain(loss) on valuation of debt securities at FVTOCI	(23,328)	46,135	10,389	64,326
Changes in capital due to equity method	1,987	(2,634)	(9)	(427)
Net gain(loss) on foreign currency translation of foreign operations	(75,989)	(18,514)	67,652	170,446
Net gain(loss) on valuation of cash flow hedge	5,466	(4,564)	(209)	(1,379)

Items that may be reclassified to profit or loss:	(91,864)	20,423	77,823	232,966
Other comprehensive income (loss), net of tax	(20,163)	(29,330)	74,000	142,498
Total comprehensive income	501,552	1,266,418	608,108	1,948,569

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS  ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED) (CONTINUED)

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
	(Korean Won in millions, except per share data)
Net income attributable to:	521,715	1,295,748	534,108	1,806,071
Net income attributable to owners	480,200	1,140,764	486,009	1,665,697
Net income attributable to non-controlling interests	41,515	154,984	48,099	140,374
Total comprehensive income attributable to:	501,552	1,266,418	608,108	1,948,569
Comprehensive income attributable to owners	467,871	1,116,291	555,478	1,795,631
Comprehensive income attributable to non-controlling interests	33,681	150,127	52,630	152,938
Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won)	645	1,532	708	2,459

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Total comprehensive income
Net income	—	—	—	—	1,665,697	1,665,697	140,374	1,806,071
Net gain on valuation of financial instruments at FVTOCI	—	—	—	13,705	—	13,705	123	13,828
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	26,719	(26,719)	—	—	—
Changes in capital due to equity method	—	—	—	(427)	—	(427)	—	(427)
Gain on foreign currency translation of foreign operations	—	—	—	157,766	—	157,766	12,680	170,446
Loss on valuation of cash flow hedge	—	—	—	(1,379)	—	(1,379)	—	(1,379)
Remeasurement loss related to defined benefit plan	—	—	—	(39,732)	—	(39,732)	(238)	(39,970)
Transactions with owners
Dividends to common stocks	—	—	—	—	(437,626)	(437,626)	(2,014)	(439,640)
Acquisition of subsidiaries	229,946	—	335,338	—	—	565,284	29,299	594,583
New stocks issue cost	—	—	(3,034)	—	—	(3,034)	—	(3,034)
Net decrease of treasury stocks	—	—	—	(163,175)	—	(163,175)	—	(163,175)
Gain and losses on sale of treasury share	—	—	—	13,991	—	13,991	—	13,991
Issuance of hybrid securities	—	498,783	—	—	—	498,783	—	498,783
Dividends to hybrid securities	—	—	—	—	(3,571)	(3,571)	(118,614)	(122,185)
Exchange of non-controlling interests in hybrid securities	—	(3,161,963)	—	—	—	(3,161,963)	3,161,963	—
Changes in subsidiaries’ capital	—	—	416	—	—	416	(28)	388
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—

September 30, 2019 (Unaudited)	3,611,338	498,783	618,609	(2,206,134)	18,322,070	20,844,666	3,436,658	24,281,324

January 1, 2020	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332
Total comprehensive income							—
Net income	—	—	—	—	1,140,764	1,140,764	154,984	1,295,748
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	20,647	—	20,647	(37)	20,610
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	2,665	(2,665)	—	—	—
Changes in capital due to equity method	—	—	—	(2,634)	—	(2,634)	—	(2,634)
Gain on foreign currency translation of foreign operations	—	—	—	(13,670)	—	(13,670)	(4,844)	(18,514)
Loss on valuation of cash flow hedge	—	—	—	(4,564)	—	(4,564)	—	(4,564)
Remeasurement loss related to defined benefit plan	—	—	—	(24,252)	—	(24,252)	24	(24,228)
Transactions with owners	—	—	—	—		—	—	—
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)	(2,062)	(507,649)
Issuance of hybrid securities	—	698,277	—	—	—	698,277	—	698,277
Dividends to hybrid securities	—	—	—	—	(34,640)	(34,640)	(118,659)	(153,299)
Redemption of hybrid securities	—	—	—	(31,252)	—	(31,252)	(555,744)	(586,996)
Changes in subsidiaries’ capital	—	—	1,201	4,853	(6,350)	(296)	(37)	(333)

September 30, 2020 (Unaudited)	3,611,338	1,695,821	627,496	(2,297,529)	19,116,037	22,753,163	3,455,587	26,208,750

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)

	For the nine-month period ended September 30
	2020	2019
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,295,748	1,806,071
Adjustments to net income:
Income tax expense	414,081	592,281
Interest income	(7,188,437)	(7,969,207)
Interest expense	2,760,149	3,552,357
Dividend income	(99,140)	(84,556)

	(4,113,347)	(3,909,125)

Additions of expenses not involving cash outflows:
Gain on financial assets at FVTOCI	535	174
Impairment loss due to credit loss	586,720	323,755
Loss on other provisions	171,114	20,841
Retirement benefit	129,699	124,058
Depreciation and amortization	398,713	364,127
Net gain on foreign currency translation	357,877	—
Loss on derivatives (designated for hedge)	20,746	1,890
Loss on fair value hedge	91,251	112,352
Loss on valuation of investments in joint ventures and associates	16,974	12,062
Loss on disposal of premises and equipment, intangible assets and other assets	1,736	1,606
Impairment loss on premises and equipment, intangible assets and other assets	8,429	1,422

	1,783,794	962,287

Deductions of income not involving cash inflows:
Gain on valuation of financial instruments at FVTPL	162,056	240,428
Gain on financial assets at FVTOCI	19,212	8,210
Gain on other provisions	353	4,137
Gain on derivatives (designated for hedge)	102,540	169,127
Gain on fair value hedge	4,767	—
Gain on valuation of investments in joint ventures and associates	50,909	33,022
Gain on disposal of premises and equipment, intangible assets and other assets	6,549	1,375
Reversal of impairment loss on premises and equipment, intangible assets and other assets	87	45
Other income	9,351	—

	355,824	456,344

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(428,484)	321,687
Loans and other financial assets at amortized cost	(14,528,362)	(17,520,776)
Other assets	(118,168)	110,115
Deposits due to customers	13,688,884	13,288,359
Provisions	(169,146)	(11,616)
Net defined benefit liability	(68,569)	(118,470)
Other financial liabilities	485,840	3,127,528
Other liabilities	40,249	388

	(1,097,756)	(802,785)

Interest income received	7,329,781	7,885,061
Interest expense paid	(3,101,429)	(3,132,990)
Dividends received	99,269	84,660
Income tax paid	(323,310)	(386,099)

Net cash inflow from operating activities	1,516,926	2,050,736

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND  2019 (UNAUDITED) (CONTINUED)

	For the nine-month period ended September 30
	2020	2019
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Net cash in-flows from hedging activities	491	—
Disposal of financial instruments at FVTPL	4,969,738	8,242,090
Disposal of financial assets at FVTOCI	15,843,334	9,101,560
Redemption of securities at amortized cost	4,148,133	6,713,880
Disposal of investments in joint ventures and associates	36,162	27,669
Disposal of investment properties	356	73
Disposal of premises and equipment	17,401	7,873
Disposal of intangible assets	611	750

	25,016,226	24,093,895

Cash out-flows from investing activities:
Net cash in-flows of business combination	—	140,217
Acquisition of financial instruments at FVTPL	6,007,849	8,361,213
Acquisition of financial assets at FVTOCI	17,747,437	18,544,686
Acquisition of securities at amortized cost	1,712,770	3,937,980
Acquisition of investments in joint ventures and associates	327,295	26,060
Acquisition of investment properties	2,432	246,329
Acquisition of premises and equipment	90,450	204,969
Acquisition of intangible assets	88,294	88,619
Net increase of other assets	2,671	—

	25,979,198	31,550,073

Net cash outflow from investing activities	(962,972)	(7,456,178)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	3,661,819	4,721,799
Issuance of debentures	15,295,688	20,854,461
Net increase of other liabilities	2,704	232
Issuance of hybrid securities	698,277	498,783
Retirement of treasury stocks	—	610,369

	19,658,488	26,685,644

Cash out-flows from financing activities:
Net cash out-flows from hedging activities	15,943	—
Redemption of debentures	16,217,533	18,489,990
Redemption of lease liabilities	151,688	153,686
Net decrease of other liabilities	—	237
New stock issue cost	—	19,358
Acquisition of treasury stocks	—	184,164
Dividends paid	505,587	437,626
Redemption of hybrid stocks	598,850	—
Dividends paid to hybrid securities	153,299	109,033
Dividends paid to non-controlling interest	2,062	2,014
Paid-in capital decrease on non-controlling interests	13	28

	17,644,975	19,396,136

Net cash inflow from financing activities	2,013,513	7,289,508

Net increase (decrease) in cash and cash equivalents	2,567,467	1,884,066
Cash and cash equivalents, beginning of the period	6,392,566	6,747,894
Effects of exchange rate changes on cash and cash equivalents	(145,789)	(243,125)

Cash and cash equivalents, end of the period (Note 6)	8,814,244	8,388,835

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,611,338 million won at the establishment while the Korea Deposit Insurance Corp. (“KDIC”), the Parent company’s largest shareholder, owns 124,604,797 shares (17.25%) of the Parent company’s stocks issued. The company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.83% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of September 30, 2020 and December 31, 2019 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2020	December 31, 2019
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	September 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Investment Bank Co., Ltd.	Other credit finance business	59.8	59.8	Korea	September 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	September 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	September 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	September 30
Woori Fund Service Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	September 30
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	September 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	September 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	September 30
Woori Bank China Limited	Finance	100.0	100.0	China	September 30
AO Woori Bank	Finance	100.0	100.0	Russia	September 30
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	79.9	79.9	Indonesia	September 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	September 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	September 30
Woori Finance Cambodia PLC. (*1)	Finance	—	100.0	Cambodia	(*5)
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	September 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	September 30
WB Finance Co., Ltd.	Finance	100.0	100.0	Cambodia	September 30
Woori Bank Europe	Finance	100.0	100.0	Germany	September 30
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	September 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	September 30
Hermes STX Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
BWL First Co., LLC (*2)	Asset securitization	0.0	0.0	Korea	September 30
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Electric Cable First Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	(*5)
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori WEBST 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	(*5)
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Uri QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Uri Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Serveone 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	(*5)
Uri Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2020	December 31, 2019
Woori Dream 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HS 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Sinnonhyeon 1st Inc. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Uri S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Smart Casting Inc. (*2)	Asset securitization	—	0.0	Korea	(*5)
Uri Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HJ 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori-HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Uri K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Lake 1st., Ltd. (*2)	Asset securitization	—	0.0	Korea	(*5)
Woori QSell 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	September 30
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	—	Korea	September 30
Woori-HWC 1st Co., Ltd.	Asset securitization	0.0	—	Korea	September 30
SPG the 1st Co., Ltd.	Asset securitization	0.0	—	Korea	September 30
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.5	98.5	Korea	September 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	September 30
Consus Sakhalin Real Estate Investment Trust 1st (*3)	Securities investment and others	75.0	75.0	Korea	September 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	September 30
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	—	Korea	September 30
Igis Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	September 30
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	September 30
Woori G Japan Investment Trust No. 1-2 (*3)	Securities investment and others	98.8	—	Korea	September 30
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	September 30
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	September 30
Held by Multi Asset Global Real Estate Investment Trust No. 5-2:
MAGI No.5 LuxCo S.a.r.l. (*3)	Asset securitization	54.6	54.6	Luxembourg	September 30
Held by MAGI No.5 LuxCo S.a.r.l.:
ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	September 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2020	December 31, 2019
Held by Woori Investment Bank Co., Ltd.:
Dongwoo First Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	(*5)
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	September 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	September 30
WJ2008 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	September 30
One Punch Korea the 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	September 30
One Punch blue the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Held by Woori Card Co., Ltd.:
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	0.5	Korea	(*5)
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	September 30
Held by Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd.: (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	45.5	45.5	Korea	September 30
Held by Woori Asset Management Corp.:
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	99.5	98.8	Korea	September 30
Woori China Convertible Bond Master Fund (debt-oriented hybrid) (*3)	Securities investment and others	50.5	98.6	Korea	September 30
Woori Yellow Chip High Yield Strategic Allocation 1 (FOF) (*3)	Securities investment and others	44.5	—	Korea	September 30
Woori Together TDF 2025 (*3)	Securities investment and others	49.7	—	Korea	September 30
Woori Together TDF 2030 (*3)	Securities investment and others	50.0	—	Korea	September 30
Woori Together TDF 2035 (*3)	Securities investment and others	49.9	—	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2020	December 31, 2019
Woori Together TDF 2040 (*3)	Securities investment and others	49.9	-	Korea	September 30
Woori Together TDF 2045 (*3)	Securities investment and others	50.0	—	Korea	September 30
Woori Together TDF 2050 (*3)	Securities investment and others	97.9	—	Korea	September 30
Woori All-in-One World Balanced EMP40(FOF) (*3)	Securities investment and others	51.1	—	Korea	September 30
Woori All-in-One World EMP(Equity-FOF) (*3)	Securities investment and others	54.4	—	Korea	September 30
Woori All-in-One World EMP(Bond-FOF) (*3)	Securities investment and others	54.4	—	Korea	September 30
Held by Woori Global Asset Management Co., Ltd.:
WOORIG China Value Equity (C/C(F)) (*3)	Securities investment and others	—	95.1	Korea	(*5)
WooriG Global Multi Asset Income Private Placement Investment Trust [FoF]_Class Cs (*3)	Securities investment and others	22.2	—	Korea	September 30
Held by Woori Bank, Woori Investment Bank Co., Ltd and Woori Private Equity Asset Management Co., Ltd.: (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	60.0	60.0	Korea	September 30
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	65.0	—	Korea	September 30
Held by Woori bank and Woori Investment Bank Co., Ltd.: (*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
WooriG NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori bank (*6)
WooriG Woori Bank Partners Private Placement Investment Trust No. 1 (*3)	Securities investment and others	92.6	—	Korea	September 30
WooriG Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.2	—	Korea	September 30

(*1)	The entity was merged with WB Finance Co., Ltd., which is a second-tier subsidiary, during current period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of September 30, 2020.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(3)	The Group has not consolidated the following entities as of September 30, 2020 and December 31, 2019 despite having more than 50% ownership interest:

	As of September 30, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	52.4
Heungkuk Woori middle priority acquisition Financing 2 types(*)	Korea	Securities Investment	83.0
Kiwoom-Harmony Private Placement Investment Trust No.2 (*)	Korea	Securities Investment	96.0
Kiwoom-Harmony Private Placement Investment Trust No.1 (*)	Korea	Securities Investment	95.7
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2019
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the nine-month period ended September 30, 2020
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	365,537,820	342,117,151	17,760,315	1,158,642	1,147,932
Woori Card Co., Ltd.	10,826,338	8,793,286	1,014,678	107,412	96,260
Woori Investment Bank Co., Ltd.	4,196,255	3,778,843	194,798	50,143	50,075
Woori FIS Co., Ltd.	99,242	59,315	192,206	4,093	3,959
Woori Finance Research Institute Co., Ltd.	5,902	2,177	4,751	283	277
Woori Credit Information Co., Ltd.	40,025	9,016	30,152	1,738	1,579
Woori Fund Service Co., Ltd.	17,997	1,892	9,839	1,883	1,883
Woori Asset Trust Co., Ltd.	168,465	47,943	56,790	27,270	27,238
Woori Asset Management Corp.	134,579	23,100	17,764	5,156	4,743
Woori Private Equity Asset Management Co., Ltd.	37,261	2,123	3,548	(91)	(120)
Woori Global Asset Management Co., Ltd.	37,942	9,522	7,482	(1,157)	(1,157)

	As of and for the year ended December 31, 2019
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank (*1)	348,181,658	325,526,568	22,240,947	1,505,547	1,531,793
Woori Card Co., Ltd.	10,087,342	8,299,175	1,368,234	114,196	111,782
Woori Investment Bank Co., Ltd.	3,398,960	3,031,622	204,655	53,358	52,095
Woori FIS Co., Ltd.	91,079	55,112	244,923	3,107	3,119
Woori Finance Research Institute Co., Ltd.	5,447	1,999	5,452	160	117
Woori Credit Information Co., Ltd.	37,872	7,948	39,118	1,698	1,389
Woori Fund Service Co., Ltd.	16,852	2,109	11,071	1,735	1,735
Woori Asset Trust Co., Ltd. (*2)	139,839	45,410	—	—	—
Woori Asset Management Corp. (*2)	113,037	6,301	9,204	1,720	2,544
Woori Private Equity Asset Management Co., Ltd.	38,243	2,985	4,152	(2,087)	(2,124)
Woori Global Asset Management Co., Ltd. (*2)	32,807	3,230	3,588	(1,360)	(1,360)

(*1)	The amount is prepared based on the consolidated financial statements of Woori Bank (before reflecting the classification of profit or loss of the discontinued operation).
(*2)

The gain or loss information of Woori Asset Trust Co., Ltd., Woori Asset Management Corp. and Woori Global Asset Management Co., Ltd. are prepared on the accumulated gains or losses from the date on which the entities were transferred as subsidiaries, to December 31, 2019.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of September 30, 2020, the Group provides 2,155,914 million won of credit facilities for the structured entities mentioned above.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings.

	September 30, 2020
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	7,802,960	66,828,161	31,705,064	77,146
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,064,015	3,778,956	3,937,034	59,296
Financial assets at FVTPL	309,076	9,430	3,432,254	—
Financial assets at FVTOCI	1,637,138	49,025	—	—
Financial assets at amortized cost	3,115,978	3,708,441	—	59,296
Investments in joint ventures and associates	—	2,100	504,780	—
Derivative assets	1,823	9,960	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	329	1,379	—	1,358
Derivative liabilities	—	—	—	502
Other liabilities (provisions)	329	1,379	—	856
The maximum exposure to risks	5,444,792	4,637,965	4,000,426	102,206
Investment assets	5,064,015	3,778,956	3,937,034	59,296
Credit facilities and others	380,777	859,009	63,392	42,910
Loss recognized on unconsolidated structured entities	—	3,845	3,290	1,838

	December 31, 2019
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	8,230,254	62,879,421	18,265,273	152,257
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,128,616	2,982,217	1,411,639	57,928
Financial assets at FVTPL	324,414	28,834	1,109,621	655
Financial assets at FVTOCI	2,006,230	42,305	—	—
Financial assets at amortized cost	2,796,695	2,897,620	120,072	57,273
Investments in joint ventures and associates	—	7,475	181,946	—
Derivative assets	1,277	5,983	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	184	1,291	—	2,808
Derivative liabilities	—	15	—	—
Other liabilities (provisions)	184	1,276	—	2,808
The maximum exposure to risks	5,561,394	3,532,539	1,457,398	77,117
Investment assets	5,128,616	2,982,217	1,411,639	57,928
Credit facilities and others	432,778	550,322	45,759	19,189
Loss recognized on unconsolidated structured entities	—	4,660	34,312	5,218

(7)

As of September 30, 2020 and December 31, 2019, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	September 30, 2020	December 31, 2019
Woori Bank (*)	3,105,070	3,660,814
Woori Investment Bank Co., Ltd.	171,470	151,170
Woori Asset Trust Co., Ltd	47,341	40,161
Woori Asset Management Corp	30,979	29,800
PT Bank Woori Saudara Indonesia 1906 Tbk	82,234	83,315
Wealth Development Bank	20,352	18,524

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the nine-month period ended September 30
	2020	2019
Woori Bank (*)	118,659	118,614
Woori Investment Bank Co., Ltd.	20,329	14,368
Woori Asset Trust Co., Ltd	7,556	—
Woori Asset Management Corp	1,290	186
PT Bank Woori Saudara Indonesia 1906 Tbk	6,534	7,007
Wealth Development Bank	588	166

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the nine-month period ended September 30
	2020	2019
Woori Bank (*)	118,659	118,614
Woori Asset Trust Co., Ltd	365	—
PT Bank Woori Saudara Indonesia 1906 Tbk	1,669	1,981

(*)	Distribution of the hybrid securities issued by Woori Bank

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s condensed consolidated interim financial statements for the year ended December 31, 2019 for understanding of the accompanying interim financial statements.

(1)

Except for the impacts on the newly adopted standards and interpretations explained below, the accounting policies applied in preparing the accompanying condensed consolidated interim financial statements have been applied consistently with the annual consolidated financial statements as of and for the year ended December 31, 2019.

1)	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

2)	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendment does not have a significant impact on the financial statements.

3)	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification.

With implementation of Korean IFRS 1116 Lease, the Group has changed accounting policy. The Group has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard. There was no cumulative impact on the beginning balance of retained earnings as at January 1, 2020 by retrospectively applying this standard, and the Group did not restate comparatives for the 2019 reporting period. The impact of the adoption of the leasing standard are disclosed in Note 42.

(2)

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2019, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loan receivables. Despite the announcement of these various forms of government support policies, the negative impact of the COVID-19 on the global economy continues.

Significant changes have been made in future forecast information affecting expected credit losses for the period of nine-month period ended September 30, 2020, and major economic factors are expected to remain negative for a considerable period of time after 2020 due to the influence of COVID-19, and uncertainties in recovery or deterioration will persist.

Considering this situation comprehensively, as of the end September 30, 2020, the Group updated the forward-looking information used to estimate expected credit losses in accordance with K-IFRS 1109 Financial Instruments by changing major variables such as GDP to reflect the impact of COVID-19, which has brought about a global economic recession. As a result, Woori Bank has increased credit loss allowance for 162,911 million won as of June 30, 2020 and 27,152 million won for additional update as of September 30, 2020. Credit loss allowances for Woori Card Co., Ltd. and Woori Investment Bank Co., Ltd. have increased 9,614 million won and 3,371 million won, respectively. The Group will continue to evaluate future prospects related to the duration of COVID-19’s economic impact and the government’s policies.

The management shall make judgments, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The important decisions made by management on the application of accounting policy of the Group and the main sources of estimation uncertainty in preparing condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2019, unless otherwise stated.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk and etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management office (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of September 30, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

		September 30, 2020	December 31, 2019
Loans and other financial assets at amortized cost	Korean treasury and government agencies	11,867,476	14,797,040
	Banks	19,294,058	18,597,206
	Corporates	108,718,098	101,041,110
	Consumers	167,898,429	159,282,337

	Sub-total	307,778,061	293,717,693

Financial assets at FVTPL (*)	Deposit	45,704	27,901
	Debt securities	2,650,541	2,337,085
	Loans	350,902	212,473
	Derivative assets	4,027,744	2,921,903

	Sub-total	7,074,891	5,499,362

Financial assets at FVTOCI	Debt securities	28,713,096	26,795,161
Securities at amortized cost	Debt securities	17,889,922	20,320,539
Derivative assets	Derivative assets (Designated for hedging)	228,580	121,131
Off-balance accounts	Guarantees	11,575,359	12,618,917
	Loan commitments	110,958,256	103,651,674

	Sub-total	122,533,615	116,270,591

	Total	484,218,165	462,724,477

(*)	Puttable financial instruments are not included

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2020
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	282,308,903	5,319,154	4,063,888	1,686,193	1,268,650	13,131,273	307,778,061
Securities at amortized cost	17,679,048	—	45,044	—	—	165,830	17,889,922
Financial assets at FVTPL	5,258,363	13,288	688,838	226,289	108,918	779,195	7,074,891
Financial assets at FVTOCI	25,547,545	569,304	1,279,228	6	5,908	1,311,105	28,713,096
Derivative assets (Designated for hedging)	18,222	—	200,031	—	—	10,327	228,580
Off-balance accounts	118,391,030	1,545,048	443,905	39,270	42,953	2,071,409	122,533,615

Total	449,203,111	7,446,794	6,720,934	1,951,758	1,426,429	17,469,139	484,218,165

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2019
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	268,316,454	5,108,144	5,077,666	1,844,374	1,172,209	12,198,846	293,717,693
Securities at amortized cost	20,104,604	—	66,747	—	—	149,188	20,320,539
Financial assets at FVTPL	5,488,229	10,409	—	—	724	—	5,499,362
Financial assets at FVTOCI	24,553,655	332,319	144,601	102,311	2	1,662,273	26,795,161
Derivative assets (Designated for hedging)	121,131	—	—	—	—	—	121,131
Off-balance accounts	112,602,603	1,211,857	387,795	78,850	46,662	1,942,824	116,270,591

Total	431,186,676	6,662,729	5,676,809	2,025,535	1,219,597	15,953,131	462,724,477

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of September 30, 2020 and December 31, 2019 (Unit: Korean Won in millions):

	September 30, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	55,346,261	37,529,070	35,190,506	3,498,360	163,546,744	12,667,120	307,778,061
Securities at amortized cost	442,598	6,846	9,955,969	312,423	—	7,172,086	17,889,922
Financial assets at FVTPL	241,406	195,152	5,334,500	14,047	19,508	1,270,278	7,074,891
Financial assets at FVTOCI	362,799	120,373	23,371,309	160,895	—	4,697,720	28,713,096
Derivative assets (Designated for hedging)	—	—	228,580	—	—	—	228,580
Off-balance accounts	18,175,514	22,436,926	11,903,032	4,054,556	59,005,695	6,957,892	122,533,615

Total	74,568,578	60,288,367	85,983,896	8,040,281	222,571,947	32,765,096	484,218,165

	December 31, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	51,233,088	32,983,972	36,141,770	3,291,001	155,120,055	14,947,807	293,717,693
Securities at amortized cost	8,545,838	—	10,979,001	364,591	—	431,109	20,320,539
Financial assets at FVTPL	162,780	128,666	4,084,698	39,193	15,430	1,068,595	5,499,362
Financial assets at FVTOCI	85,609	139,098	18,968,456	10,047	9,241	7,582,710	26,795,161
Derivative assets (Designated for hedging)	—	—	121,131	—	—	—	121,131
Off-balance accounts	17,813,366	23,841,881	10,015,897	4,161,139	53,335,209	7,103,099	116,270,591

Total	77,840,681	57,093,617	80,310,953	7,865,971	208,479,935	31,133,320	462,724,477

②

The detailed industries of financial assets and corporate loans that might get affected by the spread of COVID-19 as of September 30, 2020 are as follow and the industries that can be affected may change by future economic conditions. (Unit: Korean Won in millions):

< Woori Bank >

			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	968,106	4,232	5,866
		General wholesale business	1,435,984	2,020	—
		Sub-total	2,404,090	6,252	5,866
	Accommodation business		1,766,031	5,640	5,866
	Travel business		90,681	78	—
	Art/sports, leisure service		1,370,626	19,261	—
	Food business		1,018,429	1,747	—
	Air transport business		427,028	499	—
	Education business		358,722	513	—
	Others		1,279,607	3,469	—
	Sub-total		8,715,214	37,459	11,732
Manufacturing	Textile		2,377,090	3,495	7,051
	Metal		1,476,130	8,636	—
	Non-metal		747,522	7,082	—
	Chemical		1,635,414	9,578	—
	Transportation		3,606,539	2,851	—
	Electronics		1,530,994	13,935	—
	Cosmetics		326,429	255	—
	Others		566,645	360	—
	Sub-total		12,266,763	46,192	7,051

	Total		20,981,977	83,651	18,783

			Off-balance accounts	Total
Service business	Distribution business	General retail business	905,707	1,883,911
		General wholesale business	479,786	1,917,790
	Sub-total		1,385,493	3,801,701
	Accommodation business		156,457	1,933,994
	Travel business		22,036	112,795
	Art/sports, leisure service		67,061	1,456,948
	Food business		177,420	1,197,596
	Air transport business		201,163	628,690
	Education business		47,247	406,482
	Others		297,574	1,580,650
	Sub-total		2,354,451	11,118,856
Manufacturing	Textile		1,094,996	3,482,632
	Metal		1,608,380	3,093,146
	Non-metal		323,636	1,078,240
	Chemical		3,480,329	5,125,321
	Transportation		1,980,606	5,589,996
	Electronics		1,797,185	3,342,114
	Cosmetics		76,756	403,440
	Others		1,506,912	2,073,917
	Sub-total		11,868,800	24,188,806

	Total		14,223,251	35,307,662

< Woori Card Co., Ltd. >

	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	2,415	—	—	14,426	16,841
Travel business	1,770	—	—	22,780	24,550
Aviation	604	—	—	4,161	4,765
Cosmetics industry	2,567	—	—	14,712	17,279
Distribution business	8,608	—	—	52,701	61,309
Food industry	30,280	—	—	184,135	214,415
Art/sports, leisure service	6,520	—	—	56,987	63,507
Total	52,764	—	—	349,902	402,666

< Woori Investment Bank Co., Ltd. >

	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	54,400	—	—	—	54,400
Cosmetics industry	4,850	—	—	—	4,850
Distribution business	22,700	—	—	—	22,700
Art/sports, leisure service	30,000	—	—	—	30,000
Total	111,950	—	—	—	111,950

3)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of September 30, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

	September 30, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	270,357,556	20,045,589	8,315,022	9,385,286	1,467,427	309,570,880	(1,792,819)	307,778,061
Korean treasury and government agencies	11,869,212	1,194	—	—	—	11,870,406	(2,930)	11,867,476
Banks	18,961,537	264,084	58,134	—	27,966	19,311,721	(17,663)	19,294,058
Corporates	90,315,511	14,412,421	577,925	3,769,085	807,440	109,882,382	(1,164,284)	108,718,098
General business	60,320,443	9,791,119	519,660	2,618,776	557,981	73,807,979	(839,714)	72,968,265
Small- and medium-sized enterprise	25,060,651	4,431,761	58,265	1,071,743	222,950	30,845,370	(282,725)	30,562,645
Project financing and others	4,934,417	189,541	—	78,566	26,509	5,229,033	(41,845)	5,187,188
Consumers	149,211,296	5,367,890	7,678,963	5,616,201	632,021	168,506,371	(607,942)	167,898,429
Securities at amortized cost	17,895,308	—	—	—	—	17,895,308	(5,386)	17,889,922
Financial assets at FVTOCI (*3)	28,554,423	158,673	—	—	—	28,713,096	(9,705)	28,713,096

Total	316,807,287	20,204,262	8,315,022	9,385,286	1,467,427	356,179,284	(1,807,910)	354,381,079

	September 30, 2020
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	180,721,500	13,769,569	641,123	195,132,192
Korean treasury and government agencies	—	—	—	—
Banks	893,739	—	—	893,739
Corporates	61,267,315	2,765,491	353,006	64,385,812
General business	35,772,108	1,843,734	249,095	37,864,937
Small- and medium-sized enterprise	23,852,298	921,757	100,563	24,874,618
Project financing and others	1,642,909	—	3,348	1,646,257
Consumers	118,560,446	11,004,078	288,117	129,852,641
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	180,721,500	13,769,569	641,123	195,132,192

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	255,709,205	19,823,451	8,712,860	9,625,024	1,504,172	295,374,712	(1,657,019)	293,717,693
Korean treasury and government agencies	14,789,933	10,390	—	—	1	14,800,324	(3,284)	14,797,040
Banks	18,336,664	109,667	150,318	—	21,907	18,618,556	(21,350)	18,597,206
Corporates	82,286,304	15,201,687	485,469	3,267,311	792,375	102,033,146	(992,036)	101,041,110
General business	45,769,233	6,191,625	441,089	1,620,761	544,238	54,566,946	(678,237)	53,888,709
Small- and medium-sized enterprise	32,180,551	8,507,800	44,380	1,586,865	230,901	42,550,497	(287,027)	42,263,470
Project financing and others	4,336,520	502,262	—	59,685	17,236	4,915,703	(26,772)	4,888,931
Consumers	140,296,304	4,501,707	8,077,073	6,357,713	689,889	159,922,686	(640,349)	159,282,337
Securities at amortized cost	20,326,050	—	—	—	—	20,326,050	(5,511)	20,320,539
Financial assets at FVTOCI (*4)	26,684,601	110,560	—	—	—	26,795,161	(8,569)	26,795,161

Total	302,719,856	19,934,011	8,712,860	9,625,024	1,504,172	342,495,923	(1,671,099)	340,833,393

	December 31, 2019
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	169,438,539	14,451,806	692,139	184,582,484
Korean treasury and government agencies	—	—	—	—
Banks	612,200	2,028	—	614,228
Corporates	55,602,818	2,335,496	394,860	58,333,174
General business	22,291,348	1,023,766	240,771	23,555,885
Small- and medium-sized enterprise	31,517,538	1,311,730	145,061	32,974,329
Project financing and others	1,793,932	—	9,028	1,802,960
Consumers	113,223,521	12,114,282	297,279	125,635,082
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	169,438,539	14,451,806	692,139	184,582,484

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Guarantees	9,981,695	1,321,610	408	164,714	106,932	11,575,359
Loan Commitments	104,951,671	3,507,772	1,520,432	972,236	6,145	110,958,256

Total	114,933,366	4,829,382	1,520,840	1,136,950	113,077	122,533,615

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2019
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	10,952,917	1,333,561	355	223,657	108,427	12,618,917
Loan Commitments	97,854,790	3,479,295	1,388,136	906,033	23,420	103,651,674

Total	108,807,707	4,812,856	1,388,491	1,129,690	131,847	116,270,591

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

For the nine-month period ended September 30, 2020 and for the year ended December 31, 2019, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of September 30, 2020, there are no financial assets that do not recognize the allowance for losses just because financial assets have collateral.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Group for the nine-month period September 30, 2020 and for the year ended December 31, 2019, and the VaR of the Group as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020	For the nine-month period ended September 30, 2020			December 31, 2019	For the year ended December 31, 2019
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	9,433	7,716	15,065	2,427	5,052	3,406	5,725	1,176
Stock price	5,818	6,213	14,394	2,580	3,730	3,203	5,935	1,146
Foreign currencies	10,826	8,311	10,826	4,613	5,028	5,033	6,469	4,395
Commodity price	—	—	—	—	—	1	32	—
Diversification	(11,617)	(10,785)	(18,388)	(4,050)	(6,233)	(5,127)	(9,229)	(2,339)

Total VaR(*)	14,460	11,455	21,897	5,570	7,577	6,516	8,932	4,378

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

b)	Non-trading activities

For non-trading sectors of the bank, consolidated trusts and subsidiaries of the Bank, the risk is managed and measured by Δ NII(Change in Net Interest Income) and Δ EVE(Change in Economic Value of Equity) simulated by NII (Net Interest Income) and EVE (Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from unfavorable changes in interest rates and is measured by subtracting the present value of the liability from the present value of the asset. Δ NII represents a change in net interest income that may occur over a certain period (e.g., 1 year) due to unfavorable changes in interest rates, and Δ EVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others. The interest rate EaR represents the maximum amount of decrease in net interest income that could result from unfavorable changes in interest rate over a certain period (e.g., 1 year), and the interest rate VaR represents the maximum expected loss that indicates how much net asset value can decrease at present or in the future due to unfavorable changes in interest rates.

For assets and liabilities as of September 30, 2020 and December 31, 2019 that include bank, consolidated trusts and subsidiaries of the bank, details of Δ EVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

September 30, 2020		December 31, 2019

ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
478,303	24,085	490,981	162,023

(*1)	Δ EVE: change in Economic Value of Equity
(*2)	Δ NII: change in Net Interest Income

For the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank as of September 30, 2020 and December 31, 2019, the interest rate EaR and VaR calculated based on the BIS Framework are as follows (Unit: Korean Won in millions):

September 30, 2020		December 31, 2019
EaR (*1)	VaR (*2)	EaR (*1)	VaR (*2)
103,381	148,074	92,439	87,872

(*1)	EaR (Earning at Risk): Change of maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	161,905,506	50,820,533	15,272,183	11,541,924	60,375,038	5,266,725	305,181,909
Financial assets at FVTPL	612,405	12,237	90,658	1,906	176,306	13,266	906,778
Financial assets at FVTOCI	4,904,835	3,376,694	3,408,530	3,661,321	13,331,873	529,438	29,212,691
Securities at amortized cost	1,592,174	1,191,944	1,419,990	934,188	12,549,997	982,600	18,670,893

Total	169,014,920	55,401,408	20,191,361	16,139,339	86,433,214	6,792,029	353,972,271

Liability:
Deposits due to customers	126,528,635	46,198,807	34,533,653	20,967,450	50,048,984	80,954	278,358,483
Borrowings	12,635,260	3,463,786	952,236	1,121,723	3,750,646	481,154	22,404,805
Debentures	2,585,963	2,438,694	2,833,556	2,897,003	17,526,203	3,313,939	31,595,358

Total	141,749,858	52,101,287	38,319,445	24,986,176	71,325,833	3,876,047	332,358,646

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	153,023,603	49,505,606	12,505,250	10,506,470	57,582,270	5,209,670	288,332,869
Financial assets at FVTPL	150,149	23,648	63,825	34,299	131,206	13,347	416,474
Financial assets at FVTOCI	5,414,586	5,486,113	3,450,669	3,174,893	9,367,756	318,371	27,212,388
Securities at amortized cost	1,844,868	1,696,004	738,383	1,409,549	14,869,227	858,142	21,416,173

Total	160,433,206	56,711,371	16,758,127	15,125,211	81,950,459	6,399,530	337,377,904

Liability:
Deposits due to customers	116,490,812	45,803,202	32,683,132	26,740,013	43,175,232	59,305	264,951,696
Borrowings	12,105,234	1,910,759	1,048,991	706,952	3,264,861	509,359	19,546,156
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388

Total	130,974,257	50,608,538	37,062,781	29,913,107	65,651,502	3,106,055	317,316,240

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of September 30, 2020 and December 31, 2019 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		September 30, 2020
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	4,821	5,657,077	9,795	108,923	1,841	316,522	151	206,676	430,929	6,720,127
	Loans and other financial assets at amortized cost	23,542	27,626,300	120,535	1,340,418	26,698	4,589,417	2,299	3,148,571	5,962,996	42,667,702
	Financial assets at FVTPL	271	318,649	13,091	145,583	36	6,112	211	288,815	182,802	941,961
	Financial assets at FVTOCI	2,823	3,312,235	—	—	2,236	384,434	37	50,618	549,588	4,296,875
	Securities at amortized cost	256	300,945	—	—	—	—	34	46,314	119,537	466,796

Total		31,713	37,215,206	143,421	1,594,924	30,811	5,296,485	2,732	3,740,994	7,245,852	55,093,461

Liability	Financial liabilities at FVTPL	437	512,361	11,312	125,801	—	—	230	315,621	204,332	1,158,115
	Deposits due to customers	17,001	19,950,174	189,285	2,104,965	26,447	4,546,260	1,192	1,632,322	3,520,178	31,753,899
	Borrowings	6,387	7,495,344	16,682	185,513	—	—	505	692,184	1,083,325	9,456,366
	Debentures	3,968	4,655,997	—	—	—	—	—	—	223,694	4,879,691
	Other financial liabilities	3,264	3,829,962	25,542	284,048	2,426	417,108	209	286,399	226,256	5,043,773

Total		31,057	36,443,838	242,821	2,700,327	28,873	4,963,368	2,136	2,926,526	5,257,785	52,291,844

Off-balance accounts		6,710	7,874,744	26,619	296,014	3,223	554,005	523	715,741	557,493	9,997,997

		December 31, 2019
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost (*)	22,916	26,531,794	150,462	1,600,140	31,393	5,203,131	2,258	2,929,312	5,272,352	41,536,729
	Financial assets at FVTPL	165	190,733	5,322	56,602	25	4,155	105	135,827	64,185	451,502
	Financial assets at FVTOCI	2,679	3,102,752	—	—	2,005	332,319	25	33,017	406,753	3,874,841
	Securities at amortized cost	319	369,677	—	—	—	—	40	52,139	97,092	518,908

	Total	26,079	30,194,956	155,784	1,656,742	33,423	5,539,605	2,428	3,150,295	5,840,382	46,381,980

Liability	Financial liabilities at FVTPL	251	291,102	4,415	46,957	—	—	68	87,776	83,790	509,625
	Deposits due to customers	13,208	15,291,671	166,108	1,766,526	27,739	4,597,467	1,727	2,240,884	3,247,164	27,143,712
	Borrowings	6,588	7,627,665	11,061	117,634	16	2,743	515	668,060	499,046	8,915,148
	Debentures	3,999	4,629,944	—	—	—	—	105	136,230	271,790	5,037,964
	Other financial liabilities	3,016	3,492,462	11,240	119,529	3,079	510,281	359	466,240	6,906	4,595,418

	Total	27,062	31,332,844	192,824	2,050,646	30,834	5,110,491	2,774	3,599,190	4,108,696	46,201,867

Off-balance accounts		7,030	8,139,395	34,316	364,946	4,525	749,973	560	726,323	634,870	10,615,507

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a) Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	45,886	12,228	3,580	648	—	—	62,342
Deposits due to customers	186,622,512	34,070,411	25,374,261	23,607,779	8,882,524	1,877,822	280,435,309
Borrowings	11,074,287	3,889,187	1,397,366	2,018,281	4,249,390	492,888	23,121,399
Debentures	2,585,963	2,438,694	2,833,556	2,897,003	17,526,202	3,313,939	31,595,357
Lease liabilities	45,822	47,107	39,941	49,866	196,181	29,221	408,138
Other financial liabilities	11,932,181	61,888	6,468	4,080	188,189	1,924,658	14,117,464

Total	212,306,651	40,519,515	29,655,172	28,577,657	31,042,486	7,638,528	349,740,009

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	166,474,535	36,697,168	24,634,859	31,233,844	6,590,119	1,877,594	267,508,119
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	188,852,543	42,643,659	30,285,416	35,625,964	29,788,288	7,637,259	334,833,129

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	62,342	—	—	—	—	—	62,342
Deposits due to customers	194,645,377	35,423,215	23,151,344	19,081,177	7,513,265	161,167	279,975,545
Borrowings	11,074,287	3,889,187	1,397,366	2,018,281	4,249,390	492,888	23,121,399
Debentures	2,585,963	2,438,694	2,833,556	2,897,003	17,526,202	3,313,939	31,595,357
Lease liabilities	45,822	47,107	39,941	49,866	196,181	29,221	408,138
Other financial liabilities	11,931,879	61,888	6,468	4,080	188,189	1,924,658	14,117,162

Total	220,345,670	41,860,091	27,428,675	24,050,407	29,673,227	5,921,873	349,279,943

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	175,309,271	38,219,793	23,649,424	24,102,750	5,547,232	150,233	266,978,703
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	197,687,279	44,166,284	29,299,981	28,494,870	28,745,401	5,909,898	334,303,713

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2020	Cash flow risk hedge	484	921	699	579	16,432	120	19,235
	Trading purpose	3,508,171	716	6	—	—	—	3,508,893
December 31, 2019	Cash flow risk hedge	1,839	(341)	(298)	(247)	6,249	—	7,202
	Trading purpose	2,843,195	—	—	—	—	—	2,843,195

4)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Guarantees	11,575,359	12,618,917
Loan commitments	110,958,256	103,651,674
Other commitments	4,634,115	3,411,334

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated an operating risk management system to strengthen external competitiveness, reduce risk capital volume, enhance operational risk management capacity and prevent accidents through compliance with Basel II, and has obtained approval from the Financial Supervisory Service for “Advanced Measurement Approaches”(AMA) based on self-compliance verification and independent third-party inspection results.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. With the establishment of Woori Financial Group Inc. during the current term, the company reports to the CODM according to the organizational sectors below. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, comprehensive finance and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for Woori Bank and overseas subsidiaries’ customers
Credit card	Credit card, cash services, card loans and relevant work of Woori Card Co., Ltd.
Investment banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.
Others	Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Institute, Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd.

(2)	The details of income (expense) by each segment are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Banking	Credit card	Investment banking	Others (*1)	Sub-total	Adjustments (*2)	Total
Net Interest income(expense)	3,407,584	420,518	55,990	(2,099)	3,881,993	546,295	4,428,288
Non-interest income(expense)	1,096,317	8,527	29,062	959,560	2,093,466	(1,398,656)	694,810
Impairment losses due to credit loss	(413,446)	(139,026)	(2,302)	(1,877)	(556,651)	(30,069)	(586,720)
General and administrative expense	(2,425,439)	(145,997)	(25,928)	(284,823)	(2,882,187)	193,567	(2,688,620)
Net operating income(expense)	1,665,016	144,022	56,822	670,761	2,536,621	(688,863)	1,847,758

Non-operating income(expense)	(127,036)	(3,614)	(455)	(105)	(131,210)	(6,719)	(137,929)

Net income(expense) before tax	1,537,980	140,408	56,367	670,656	2,405,411	(695,582)	1,709,829
Tax income(expense)	(360,240)	(32,996)	(6,224)	(12,535)	(411,995)	(2,086)	(414,081)

Net income(loss)	1,177,740	107,412	50,143	658,121	1,993,416	(697,668)	1,295,748

(*1)

Other segments include gains and losses from Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Private Equity Asset Management Co., Ltd. and Woori Global Asset Management Co., Ltd.

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

	For the nine-month period ended September 30, 2019
	Banking	Credit card	Investment banking	Others (*1)	Sub-total	Adjustments (*2)	Total
Net Interest income(expense)	3,450,061	410,973	37,447	2,374	3,900,855	515,995	4,416,850
Non-interest income(expense)	1,223,037	25,621	23,681	880,176	2,152,515	(1,299,630)	852,885
Impairment losses due to credit loss	(54,055)	(191,496)	(460)	(17)	(246,028)	(77,727)	(323,755)
General and administrative expense	(2,374,062)	(136,439)	(19,322)	(242,631)	(2,772,454)	196,177	(2,576,277)
Net operating income(expense)	2,244,981	108,659	41,346	639,902	3,034,888	(665,185)	2,369,703

Non-operating income(expense)	48,118	15,373	(1,405)	(1,691)	60,395	(31,746)	28,649

Net income(expense) before tax	2,293,099	124,032	39,941	638,211	3,095,283	(696,931)	2,398,352
Tax income(expense)	(561,036)	(29,201)	(4,165)	1,982	(592,420)	139	(592,281)

Net income(loss)	1,732,063	94,831	35,776	640,193	2,502,863	(696,792)	1,806,071

(*1)

Other segments include gains and losses from Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Asset Management Corp., Woori Private Equity Asset Management Co., Ltd. and Woori Global Asset Management Co., Ltd.

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards

(3)	Operating profit or loss from external customers for the nine-month period ended September 30, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020	For the nine-month period ended September 30, 2019
Domestic	1,714,237	2,130,716
Foreign	133,521	238,987

Total	1,847,758	2,369,703

(4)	Major non-current assets as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020 (*)	December 31, 2019 (*)
Domestic	5,082,530	4,908,140
Foreign	384,105	387,284

Total	5,466,635	5,295,424

(*)	Major non-current assets included joint ventures and related business investments, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the nine-month period ended September 30, 2020 and 2019.

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Cash	1,542,610	1,957,997
Foreign currencies	569,430	625,999
Demand deposits	6,267,645	3,684,044
Fixed deposits	434,559	124,526

Total	8,814,244	6,392,566

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2020	2019
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	20,610	13,828
Changes in other comprehensive income related to valuation of equity method investments	(2,634)	(427)
Changes in other comprehensive income related to valuation profit or loss on cash flow hedge	(4,564)	(1,379)
Changes in financial assets measure at FVTOCI due to debt-for-equity swap	3,575	95,137
Changes in the investment assets of associates due to the replacement of the account	50,411	650
Changes in financial assets at FVTPL and assets held-for-sale	(2,385)	—
Transfer of investment properties and premises and equipment	29,580	—
Transfer from property, plant and equipment to assets held for sale	—	95
Changes in account payables related to intangible assets	(11,651)	35,038
Redemption of debentures	116,475	—
Changes in right-of-use assets and lease liabilities	165,987	630,237
Changes in accrued dividends of hybrid securities	—	13,154

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Financial assets at fair value through profit or loss measured at fair value	10,565,822	8,069,144

(2)	Financial assets at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Deposits:
Gold banking asset	45,704	27,901
Securities:
Debt securities
Korean treasury and government agencies	1,139,556	872,954
Financial institutions	718,948	600,303
Corporates	719,977	762,265
Others	72,060	101,563
Equity securities	585,301	688,350
Capital contributions	641,853	515,199
Beneficiary certificates	2,263,777	1,366,233

Sub-total	6,141,472	4,906,867

Loans	350,902	212,473
Derivatives assets	4,027,744	2,921,903

Total	10,565,822	8,069,144

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of September 30, 2020 and December 31, 2019.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Debt securities:
Korean treasury and government agencies	2,147,410	1,152,711
Financial institutions	18,344,904	17,769,924
Corporates	3,853,610	3,917,004
Bond denominated in foreign currencies	4,296,821	3,874,785
Securities loaned	70,351	80,737

Sub-total	28,713,096	26,795,161

Equity securities	931,251	935,370

Total	29,644,347	27,730,531

(2)	Details of equity securities designated as financial assets at FVTOCI as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	September 30, 2020	December 31, 2019	Remarks
Investment for strategic business partnership purpose	653,114	678,846
Debt-equity swap	278,095	256,480
Others	42	44	Cooperative insurance, etc.

Total	931,251	935,370

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,569)	—	—	(8,569)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,425)	—	—	(1,425)
Disposal	504	—	—	504
Others (*)	(214)	—	—	(214)

Ending balance	(9,704)	—	—	(9,704)

(*)	Others consist of foreign currencies translation, etc.

	For the nine-month period ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	62	(62)	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision (reversal) of loss allowance	(3,679)	235	—	(3,444)
Disposal	212	—	—	212
Others (*)	111	65	—	176

Ending balance	(9,233)	—	—	(9,233)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,795,161	—	—	26,795,161
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	17,717,064	—	—	17,717,064
Disposal/Redemption	(15,833,741)	—	—	(15,833,741)
Gain (loss) on valuation	70,225	—	—	70,225
Amortization based on effective interest method	(9,446)	—	—	(9,446)
Others (*)	(26,167)	—	—	(26,167)

Ending balance	28,713,096	—	—	28,713,096

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	10,043	(10,043)	—	—
Transfer to lifetime expected credit losses	(5,116)	5,116	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	18,418,213	—	—	18,418,213
Disposal/Redemption	(9,301,713)	(15,000)	—	(9,316,713)
Gain (loss) on valuation	76,755	—	—	76,755
Amortization based on effective interest method	17,645	—	—	17,645
Business combination	24,986	—	—	24,986
Others (*)	220,301	(5,226)	—	215,075

Ending balance	26,548,210	—	—	26,548,210

(*)	Changes due to foreign currencies translation, etc.

(4)

During the nine-month period ended September 30, 2020 and 2019, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 2,844 million won and 28,722 million won, respectively and cumulative losses at disposal dates were 3,667 million won and 39,079 million won, respectively.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Korean treasury and government agencies	6,890,843	8,044,040
Financial institutions	5,644,175	6,694,614
Corporates	4,893,494	5,068,489
Bond denominated in foreign currencies	466,796	518,907
Allowance for credit losses	(5,386)	(5,511)

Total	17,889,922	20,320,539

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	122	—	—	122
Others (*)	3	—	—	3

Ending balance	(5,386)	—	—	(5,386)

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,925)	—	—	(6,925)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	920	—	—	920
Others (*)	(5)	—	—	(5)

Ending balance	(6,010)	—	—	(6,010)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,712,770	—	—	1,712,770
Disposal / Redemption	(4,148,133)	—	—	(4,148,133)
Amortization based on effective interest method	407	—	—	407
Others (*)	4,214	—	—	4,214

Ending balance	17,895,308	—	—	17,895,308

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	3,937,980	—	—	3,937,980
Disposal / Redemption	(6,713,880)	—	—	(6,713,880)
Amortization based on effective interest method	(37)	—	—	(37)
Others (*)	20,975	—	—	20,975

Ending balance	20,184,522	—	—	20,184,522

(*)	Changes due to foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Due from banks	13,246,055	14,492,223
Loans	284,353,563	271,032,244
Other financial assets	10,178,443	8,193,226

Total	307,778,061	293,717,693

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	9,563,448	11,028,850
Due from depository banks	90,358	82,509
Due from non-depository institutions	191	378
Due from the Korea Exchange	110	50,113
Others	29,215	43,253
Loss allowance	(2,257)	(2,865)

Sub-total	9,681,065	11,202,238

Due from banks in foreign currencies:	—
Due from banks on demand	1,692,799	1,122,521
Due from banks on time	660,782	1,296,842
Others	1,214,791	872,617
Loss allowance	(3,382)	(1,995)

Sub-total	3,564,990	3,289,985

Total	13,246,055	14,492,223

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	September 30, 2020	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	9,563,448	Reserve deposits under the BOK Act
Due from KSFC	KB Securities Co. Ltd.	110	Futures trading margin
Others	The Korea Exchange and others	27,535	Central counterparty KRW margin and others

Sub-total		9,591,093

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,684,968	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	59	Reserve deposits and others
Others	Korea Investment & Securities and others	1,214,791	Reserve deposits and others

Sub-total		2,899,818

Total		12,490,911

	Counterparty	December 31, 2019	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	11,028,850	Reserve deposits under the BOK Act
Due from KSFC	Korea Securities Finance Corp. and others	50,113	Customer’s deposit reserve
Others	The Korea Exchange and others	41,645	Central counterparty KRW margin and others

Sub-total		11,120,608

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,103,917	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	58	Reserve deposits and others
Others	Korea Investment & Securities and others	872,603	Overseas futures and options trade deposits and others

Sub-total		1,976,578

Total		13,097,186

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,860)	—	—	(4,860)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(888)	—	—	(888)
Others (*)	109	—	—	109

Ending balance	(5,639)	—	—	(5,639)

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	786	—	—	786
Others (*)	330	—	—	330

Ending balance	(4,271)	—	—	(4,271)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,497,083	—	—	14,497,083
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(1,272,308)	—	—	(1,272,308)
Others (*)	26,919	—	—	26,919

Ending balance	13,251,694	—	—	13,251,694

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,156,399	—	—	14,156,399
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(4,528,451)	—	—	(4,528,451)
Business combination	35,901	—	—	35,901
Others (*)	21,714	—	—	21,714

Ending balance	9,685,563	—	—	9,685,563

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Loans in local currency	236,521,465	221,484,049
Loans in foreign currencies	20,919,221	18,534,270
Domestic banker’s usance	2,646,829	2,899,651
Credit card accounts	8,321,224	8,398,605
Bills bought in foreign currencies	6,590,727	4,772,093
Bills bought in local currency	112,172	61,362
Factoring receivables	33,351	20,905
Advances for customers on guarantees	14,580	12,616
Private placement bonds	279,574	307,339
Securitized loans	2,174,507	2,250,042
Call loans	2,417,983	3,290,167
Bonds purchased under resale agreements	3,939,909	8,981,752
Others	1,436,685	980,448
Loan origination costs and fees	657,913	620,791
Discounted present value	(5,618)	(6,826)
Allowance for credit losses	(1,706,959)	(1,575,020)

Total	284,353,563	271,032,244

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)
Transfer to 12-month expected credit losses	(20,419)	19,749	670	(32,413)	24,104	8,309
Transfer to lifetime expected credit losses	8,531	(10,276)	1,745	16,401	(40,792)	24,391
Transfer to credit-impaired financial assets	5,022	8,224	(13,246)	2,539	11,605	(14,144)
Net reversal (provision) of loss allowance	1,277	(7,969)	(85,126)	(75,525)	(90,303)	(172,839)
Recovery	—	—	(52,491)	—	—	(52,146)
Charge-off	—	—	140,741	—	—	155,732
Disposal	61	2	976	—	13	33,645
Interest income from impaired loans	—	—	7,016	—	—	11,271
Others	461	58	471	782	(85)	23,261

Ending balance	(90,215)	(68,174)	(124,832)	(412,474)	(393,176)	(372,565)

	For the nine-month period ended September 30, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)
Transfer to 12-month expected credit losses	(14,400)	14,262	138	(67,232)	58,115	9,117
Transfer to lifetime expected credit losses	6,467	(6,839)	372	31,399	(57,907)	26,508
Transfer to credit-impaired financial assets	50,628	64,597	(115,225)	58,189	84,426	(142,615)
Net reversal (provision) of loss allowance	(45,746)	(62,535)	(28,508)	(119,994)	(160,807)	(286,473)
Recovery	—	—	(48,385)	—	—	(153,022)
Charge-off	—	—	190,299	—	—	486,772
Disposal	—	—	23,653	61	15	58,274
Interest income from impaired loans	—	—	—	—	—	18,287
Others	—	—	—	1,243	(27)	23,732

Ending balance	(77,777)	(62,048)	(105,698)	(580,466)	(523,398)	(603,095)

	For the nine-month period ended September 30, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(10,055)	9,417	638	(54,361)	45,286	9,075
Transfer to lifetime expected credit losses	5,862	(7,628)	1,766	13,477	(23,673)	10,196
Transfer to credit-impaired financial assets	1,387	3,992	(5,379)	2,764	15,238	(18,002)
Net reversal (provision) of loss allowance	(4,808)	(7,576)	(121,502)	27,628	8,759	(40,500)
Recovery	—	—	(45,215)	—	—	(49,284)
Charge-off	3,675	4,799	158,749	154	8	145,747
Disposal	—	—	2,009	—	—	33,044
Interest income from impaired loans	—	—	7,200	—	—	13,767
Others	(425)	(28)	(498)	(18,132)	(250)	(484)

Ending balance	(118,873)	(45,392)	(132,138)	(376,781)	(304,251)	(424,114)

	For the nine-month period ended September 30, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(15,975)	15,826	149	(80,391)	70,529	9,862
Transfer to lifetime expected credit losses	6,455	(6,738)	283	25,794	(38,039)	12,245
Transfer to credit-impaired financial assets	787	1,659	(2,446)	4,938	20,889	(25,827)
Net reversal (provision) of loss allowance	(48,598)	(80,671)	(46,282)	(25,778)	(79,488)	(208,284)
Recovery	—	—	(44,274)	—	—	(138,773)
Charge-off	52,135	77,305	74,305	55,964	82,112	378,801
Disposal	—	—	—	—	—	35,053
Interest income from impaired loans	—	—	—	—	—	20,967
Others	(4)	—	—	(18,561)	(278)	(982)

Ending balance	(69,987)	(70,750)	(135,037)	(565,641)	(420,393)	(691,289)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257
Transfer to 12-month expected credit losses	4,555,200	(4,545,485)	(9,715)	1,157,712	(1,136,783)	(20,929)
Transfer to lifetime expected credit losses	(5,135,772)	5,161,330	(25,558)	(2,825,991)	2,839,992	(14,001)
Transfer to credit-impaired financial assets	(82,417)	(105,893)	188,310	(251,852)	(93,720)	345,572
Charge-off	—	—	(140,741)	—	—	(155,732)
Disposal	(5,635,127)	(4,269)	(38,403)	—	(398)	(104,818)
Net increase (decrease)	14,224,482	(1,688,347)	15,597	8,122,039	(956,679)	(107,737)

Ending balance	119,179,649	11,266,143	407,164	140,645,887	5,563,010	682,612

	For the nine-month period ended September 30, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298
Transfer to 12-month expected credit losses	258,784	(258,584)	(200)	5,971,696	(5,940,852)	(30,844)
Transfer to lifetime expected credit losses	(292,625)	293,064	(439)	(8,254,388)	8,294,386	(39,998)
Transfer to credit-impaired financial assets	(80,228)	(77,346)	157,574	(414,497)	(276,959)	691,456
Charge-off	—	—	(190,299)	—	—	(486,772)
Disposal	—	—	(43,781)	(5,635,127)	(4,667)	(187,002)
Net increase (decrease)	169,470	(45,545)	33,546	22,515,991	(2,690,571)	(58,594)

Ending balance	7,333,868	797,421	184,768	267,159,404	17,626,574	1,274,544

	For the nine-month period ended September 30, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	2,019,769	(2,010,087)	(9,682)	1,720,159	(1,690,032)	(30,127)
Transfer to lifetime expected credit losses	(3,029,925)	3,049,741	(19,816)	(2,190,694)	2,213,546	(22,852)
Transfer to credit-impaired financial assets	(128,679)	(101,712)	230,391	(210,537)	(137,790)	348,327
Charge-off	(3,675)	(4,799)	(158,749)	(154)	(8)	(145,747)
Disposal	—	(29)	(51,089)	—	—	(126,722)
Net increase (decrease)	8,059,606	(860,967)	33,922	9,730,188	(294,018)	(149,932)
Business combination	100	—	—	851	—	—

Ending balance	117,536,438	6,100,156	416,471	140,503,540	5,122,956	893,605

	For the nine-month period ended September 30, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	277,200	(277,027)	(173)	4,017,128	(3,977,146)	(39,982)
Transfer to lifetime expected credit losses	(321,235)	321,594	(359)	(5,541,854)	5,584,881	(43,027)
Transfer to credit-impaired financial assets	(34,326)	(17,992)	52,318	(373,542)	(257,494)	631,036
Charge-off	(52,135)	(77,305)	(74,305)	(55,964)	(82,112)	(378,801)
Disposal	—	—	—	—	(29)	(177,811)
Net increase (decrease)	349,153	(26,644)	49,084	18,138,947	(1,181,629)	(66,926)
Business combination	100	—	—	851	—	—

Ending balance	7,080,501	905,398	235,554	265,120,479	12,128,510	1,545,630

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
CMA accounts	197,000	199,000
Receivables	7,622,794	5,653,997
Accrued income	948,607	1,012,240
Telex and telephone subscription rights and refundable deposits	943,304	949,118
Other assets	546,959	456,010
Allowance for credit losses	(80,221)	(77,139)

Total	10,178,443	8,193,226

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,196)	(1,666)	(72,277)	(77,139)
Transfer to 12-month expected credit losses	(142)	132	10	—
Transfer to lifetime expected credit losses	102	(125)	23	—
Transfer to credit-impaired financial assets	380	75	(455)	—
Net provision (reversal) of loss allowance	(1,753)	(1,334)	(1,808)	(4,895)
Charge-off	—	—	414	414
Disposal	—	—	1,131	1,131
Others	701	—	(433)	268

Ending balance	(3,908)	(2,918)	(73,395)	(80,221)

	For the nine-month period ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,469)	(1,971)	(62,501)	(67,941)
Transfer to 12-month expected credit losses	(207)	199	8	—
Transfer to lifetime expected credit losses	106	(139)	33	—
Transfer to credit-impaired financial assets	21	181	(202)	—
Net provision (reversal) of loss allowance	125	27	(3,776)	(3,624)
Charge-off	—	—	1,760	1,760
Disposal	—	—	1,338	1,338
Business combination	(388)	—	(1,553)	(1,941)
Others	(39)	—	—	(39)

Ending balance	(3,851)	(1,703)	(64,893)	(70,447)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,059,844	92,647	117,874	8,270,365
Transfer to 12-month expected credit losses	8,760	(8,743)	(17)	—
Transfer to lifetime expected credit losses	(12,595)	12,608	(13)	—
Transfer to credit-impaired financial assets	(2,153)	(728)	2,881	—
Charge-off	—	—	(414)	(414)
Disposal	—	—	(1,311)	(1,311)
Net increase (decrease)	1,938,191	(22,050)	73,883	1,990,024

Ending balance	9,992,047	73,734	192,883	10,258,664

	For the nine-month period ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,454,390	28,193	72,007	7,554,590
Transfer to 12-month expected credit losses	6,992	(6,977)	(15)	—
Transfer to lifetime expected credit losses	(10,867)	10,928	(61)	—
Transfer to credit-impaired financial assets	(930)	(1,090)	2,020	—
Charge-off	—	—	(1,760)	(1,760)
Disposal	—	—	(1,204)	(1,204)
Net increase (decrease)	5,874,579	(3,384)	(1,671)	5,869,524
Business combination	4,117	—	1,941	6,058

Ending balance	13,328,281	27,670	71,257	13,427,208

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	45,704	—	—	45,704
Debt securities	603,734	2,040,720	6,087	2,650,541
Equity securities	23,755	—	484,998	508,753
Capital contributions	—	—	641,853	641,853
Beneficiary certificates	31,178	617,721	1,614,878	2,263,777
Loans	—	154,770	196,132	350,902
Derivative assets (Designated for trading)	14,867	3,968,257	44,620	4,027,744
Others	—	—	76,548	76,548

Sub-total	719,238	6,781,468	3,065,116	10,565,822

Financial assets at FVTOCI
Debt securities	2,691,712	26,021,384	—	28,713,096
Equity securities	425,455	—	505,796	931,251

Sub-total	3,117,167	26,021,384`	505,796	29,644,347

Derivative assets (Designated for hedging)	—	228,580	—	228,580

Total	3,836,405	33,031,432	3,570,912	40,438,749

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	45,886	—	—	45,886
Derivative liabilities (Designated for trading)	3,170	3,482,420	23,303	3,508,893
Securities sold	246,596	—	—	246,596

Sub-total	295,652	3,482,420	23,303	3,801,375

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	16,456	16,456

Derivative liabilities (Designated for hedging)	—	23,039	—	23,039

Total	295,652	3,505,459	39,759	3,840,870

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	December 31, 2019
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	27,901	—	—	27,901
Debt securities	420,330	1,910,929	5,826	2,337,085
Equity securities	157,895	1,834	528,621	688,350
Capital contributions	—	—	515,199	515,199
Beneficiary certificates	1	90,498	1,275,734	1,366,233
Loans	—	59,844	152,629	212,473
Derivative assets (Designated for trading)	3,057	2,893,798	25,048	2,921,903

Sub-total	609,184	4,956,903	2,503,057	8,069,144

Financial assets at FVTOCI
Debt securities	2,146,163	24,568,261	—	26,714,424
Equity securities	441,672	—	493,698	935,370
Securities loaned	—	80,737	—	80,737

Sub-total	2,587,835	24,648,998	493,698	27,730,531

Derivative assets (Designated for hedging)	—	121,131	—	121,131

Total	3,197,019	29,727,032	2,996,755	35,920,806

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	27,530	—	—	27,530
Derivative liabilities (Designated for trading)	4,336	2,766,771	72,039	2,843,146

Sub-total	31,866	2,766,771	72,039	2,870,676

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	87,626	87,626

Derivative liabilities (Designated for hedging)	—	6,516	321	6,837

Total	31,866	2,773,287	159,986	2,965,139

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in September 30, 2020 and December 31, 2019 are as follows:

	Valuation methods	Input variables
Loans

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread

Debt securities and Securities loaned	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate, credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are measured through Net Asset Value Method.	Value of underlying assets such as bonds

Derivatives	The fair value is measured through option model (Closed Form), DCF Model, FDM, Monte Carlo Simulation, etc.	Risk-free market rate, forward rate, foreign exchange rate, market rate, stock prices and value of underlying assets, volatility, and etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in September 30, 2020 and December 31, 2019 are as follows:

	Valuation methods	Input variables
Loans	The fair value of loans is measured by the Binomial Tree and LSMC given the values of underlying assets and volatility.	Values of underlying assets, volatility

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread, growth rate, etc.

Equity securities, capital contributions and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, and LSMC, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, etc.

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Risk-free market rate, market rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Equity-linked securities	Fair value is measured by Hull-White model.	Volatility of underlying assets, correlation coefficient, discount rate, regression coefficient

Others	Fair value is measured by DCF model, LSMC, etc.	Stock prices, volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement

Loans, convertible bonds, bond with options and others	Binomial Tree		Stock, Volatility of underlying asset	30.91%	Variation of fair value increases as volatility of underlying asset increases.

	LSMC		Stock, Volatility of underlying asset	22.31%	Variation of fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	26.20%~273.30%	Variation of fair value increases as volatility of underlying assets increases.

		Equity related	Correlation coefficient	0.31~0.74	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	28.93%~29.91%	Variation of fair value increases as volatility of underlying assets increases.

	DCF model	Currency related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.

Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	26.20%~273.30%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.31~0.74	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	28.93%~29.91%	Variation of fair value increases as volatility of underlying assets increases.

Equity-linked securities	Monte Carlo Simulation and others	Equity related	Correlation coefficient	0.31~0.74	Fair value of equity-linked securities increases if both historical volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility of underlying asset, the fair value variation of equity-linked securities may decrease.

			Volatility of underlying asset	28.93%~65.06%

	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement

Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock, Volatility of underlying asset	0.00%	Variation of fair value increases as volatility of underlying asset increases.

	LSMC		Stock, Volatility of underlying asset	22.31%~33.45%	Variation of fair value increases as volatility of underlying asset increases.

	DCF model		Terminal growth rate	0~1%	Fair value increases as terminal growth rate increases.
			Discount rate	4.09%~35.99%	Fair value increases as discount rate decreases.
			Liquidation value	—	Variation of liquidation value increases as volatility of underlying assets increases

Others	DCF model		Discount rate	13.91%	Variation of fair value increases as volatility of underlying asset increases.

			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
LSMC			Stock, Volatility of underlying asset	17.86%~35.03%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Beginning balance	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	5,826	337	—	—	(76)	—	6,087
Equity securities	464,741	31,537	—	2,837	(14,149)	32	484,998
Capital contributions	515,199	20,873	—	144,875	(39,094)	—	641,853
Beneficiary certificates	1,275,734	15,230	—	493,404	(169,490)	—	1,614,878
Loans	152,629	6,244	—	125,654	(88,395)	—	196,132
Derivative assets	25,048	41,478	—	10,161	(19,843)	(12,224)	44,620
Others	63,880	3,670	—	8,998	—	—	76,548

Sub-total	2,503,057	119,369	—	785,929	(331,047)	(12,192)	3,065,116

Financial assets at FVTOCI
Equity securities	493,698	—	(19,452)	31,836	(2,478)	2,192	505,796

Total	2,996,755	119,369	(19,452)	817,765	(333,525)	(10,000)	3,570,912

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	18,282	—	4,762	(53,246)	(18,534)	23,303
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	87,626	(4,141)	—	—	(67,029)	—	16,456
Derivative liabilities (Designated for hedging)	321	—	—	—	(321)	—	—

Total	159,986	14,141	—	4,762	(120,596)	(18,534)	39,759

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The interim statements of comprehensive income includes gain of 116,771 million won included in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the nine-month period ended September 30, 2019
	January 1, 2019	Business Combination	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	8,389	—	324	—	2,001	(5,059)	—	5,655
Equity securities	401,860	—	48,194	—	54,450	(4,703)	—	499,801
Capital contributions	422,614	707	(6,431)	—	105,477	(61,499)	—	460,868
Beneficiary certificates	854,299	—	18,369	—	218,353	(150,821)	—	940,200
Loans	180,450	—	(2,331)	—	54,993	(64,747)	—	168,365
Derivative assets	48,798	—	15,648	—	3,946	(37,277)	2,761	33,876

Sub-total	1,916,410	707	73,773	—	439,220	(324,106)	2,761	2,108,765

Financial assets at FVTOCI
Equity securities	468,847	1,408	—	20,604	649	(75)	(1)	491,432

Total	2,385,257	2,115	73,773	20,604	439,869	(324,181)	2,760	2,600,197

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	16,691	—	46,063	—	(6,481)	(14,409)	(2,729)	39,135
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	164,767	—	27,122	—	1,809	(108,142)	—	85,556

Total	181,458	—	73,185	—	(4,672)	(122,551)	(2,729)	124,691

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 58,830 million won for the nine-month period ended September 30, 2019, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 3,610,671 million won and 3,156,741 million won as of September 30, 2020 and December 31, 2019 respectively, equity instruments of 3,038,658 million won and 2,194,320 million won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of September 30, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

	September 30, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	2,124	(2,465)	—	—
Loans (*2)	1,181	(1,202)	—	—
Debt securities	29	(28)	—	—
Equity securities (*2) (*3) (*4)	10,338	(8,696)	—	—
Beneficiary certificates (*4)	936	(965)	—	—
Others (*2)	337	(309)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	24,034	(18,537)

Total	14,945	(13,665)	24,034	(18,537)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,015	(804)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	33	(8)	—	—

Total	1,048	(812)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (0~1%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	640	(935)	—	—
Loans (*2)	152	(128)	—	—
Debt securities	652	(640)	—	—
Equity securities (*3) (*4)	16,104	(10,929)	—	—
Beneficiary certificates (*4)	1,125	(1,125)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	26,380	(11,981)

Total	18,673	(13,757)	26,380	(11,981)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,054	(816)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	136	(142)	—	—

Total	1,190	(958)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,895,147	15,328,070	—	18,223,217	17,889,922
Loans and other financial assets at amortized cost	17,110	—	304,705,608	304,722,718	307,778,061
Financial liabilities:
Deposits due to customers	—	278,899,205	—	278,899,205	278,588,976
Borrowings	—	22,745,081	—	22,745,081	22,768,493
Debentures	—	30,525,301	—	30,525,301	29,964,791
Other financial liabilities	—	17,329,702	202,210	17,531,912	17,537,263

	December 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,123,898	17,378,920	—	20,502,818	20,320,539
Loans and other financial assets at amortized cost	25,902	54,507	283,058,699	283,139,108	293,717,693
Financial liabilities:
Deposits due to customers	—	264,909,974	—	264,909,974	264,685,578
Borrowings	—	18,919,018	—	18,919,018	18,998,920
Debentures	—	31,173,189	—	31,173,189	30,858,055
Other financial liabilities	—	17,693,559	—	17,693,559	17,706,767

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	45,704	—	13,246,055	—	13,291,759
Securities	6,141,472	29,644,347	17,889,922	—	53,675,741
Loans	350,902	—	284,353,563	—	284,704,465
Derivative assets	4,027,744	—	—	228,580	4,256,324
Other financial assets	—	—	10,178,443	—	10,178,443

Total	10,565,822	29,644,347	325,667,983	228,580	366,106,732

	September 30, 2020
	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Financial liabilities
Deposits due to customers	45,886	—	278,588,976	—	278,634,862
Borrowings	246,596	16,456	22,768,493	—	23,031,545
Debentures	—	—	29,964,791	—	29,964,791
Derivative liabilities	3,508,893	—	—	23,039	3,531,932
Other financial liabilities	—	—	17,537,263	—	17,537,263

Total	3,801,375	16,456	348,859,523	23,039	352,700,393

	December 31, 2019
	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	27,901	—	14,492,223	—	14,520,124
Securities	4,906,867	27,730,531	20,320,539	—	52,957,937
Loans	212,473	—	271,032,244	—	271,244,717
Derivative assets	2,921,903	—	—	121,131	3,043,034
Other financial assets	—	—	8,193,226	—	8,193,226

Total	8,069,144	27,730,531	314,038,232	121,131	349,959,038

	December 31, 2019
	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Financial liabilities
Deposits due to customers	27,530	—	264,685,578	—	264,713,108
Borrowings	—	87,626	18,998,920	—	19,086,546
Debentures	—	—	30,858,055	—	30,858,055
Derivative liabilities	2,843,146	—	—	6,837	2,849,983
Other financial liabilities (*)	—	—	17,769,531	—	17,769,531

Total	2,870,676	87,626	332,312,084	6,837	335,277,223

(*)	Other financial liabilities include 62,764 million won of financial guarantee liabilities measured at amortized cost included in provisions.

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the nine-month period ended September 30, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	38,855	—	—	613,994	652,849
Financial assets at FVTOCI	344,380	209	(1,425)	35,754	378,918
Securities at amortized cost	294,673	—	122	—	294,795
Loans and other financial assets at amortized cost	6,510,266	39,638	(573,057)	40,319	6,017,166
Financial liabilities at amortized cost	(2,752,819)	—	—	—	(2,752,819)
Net derivatives (designated for hedging)	—	—	—	(4,690)	(4,690)

Total	4,435,355	39,847	(574,360)	685,377	4,586,219

	For the nine-month period ended September 30, 2019
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	40,642	76,432	—	166,934	284,008
Financial assets at FVTOCI	344,183	—	(3,444)	27,266	368,005
Securities at amortized cost	332,617	—	920	—	333,537
Loans and other financial assets at amortized cost	7,250,532	214,065	(316,388)	99,107	7,247,316
Financial liabilities at amortized cost	(3,551,124)	—	—	—	(3,551,124)
Net derivatives (designated for hedging)	—	—	—	54,885	54,885

Total	4,416,850	290,497	(318,912)	348,192	4,736,627

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

1)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		September 30, 2020	December 31, 2019
Assets transferred	Financial assets at FVTPL	450,888	407,985
	Financial assets at FVTOCI	105,058	56,975
	Securities at amortized cost	42,361	42,841
	Loans and other financial assets at amortized cost	286,058	82,594

	Total	884,365	590,395

Related liabilities	Bonds sold under repurchase agreements	903,583	569,002

2)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean financial institution’s debt securities and others	70,351	80,737	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the conditions of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18. The Group does not have continuing involvement in transferred financial assets.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payables or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a resale and purchase agreement and accounted it as a secured loans. The Group under the repurchase agreements has an offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loan at amortized cost and other financial assets.

As of September 30, 2020 and December 31, 2019, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	3,776,019	—	3,776,019	9,131,440	409,698	1,014,794
Receivable spot exchange (*2)	6,779,913	—	6,779,913
Bonds purchased under resale agreements (*2)	3,939,909	—	3,939,909	3,939,909	—	—
Domestic exchange settlement debits (*2) (*6)	27,577,986	27,224,781	353,205	—	—	353,205

Total	42,073,827	27,224,781	14,849,046	13,071,349	409,698	1,367,999

Financial liabilities:
Derivative liabilities (*1)	2,813,803	—	2,813,803	8,888,665	223,782	498,951
Equity-linked securities in short position (*3)	16,456	—	16,456
Payable spot exchange (*4)	6,781,139	—	6,781,139
Bonds sold under repurchase agreements (*5)	903,583	—	903,583	445,483	458,100	—
Domestic exchange settlement credits (*4) (*6)	28,508,172	27,224,781	1,283,391	1,278,387	—	5,004

Total	39,023,153	27,224,781	11,798,372	10,612,535	681,882	503,955

(*1) The items include derivative assets and liabilities held for trading and designated for hedging.

(*2) The items are included in loan at amortized cost and other financial assets.

(*3) The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.

(*4) The items are included in other financial liabilities.

(*5) The items are included in borrowings.

(*6) Certain financial assets and liabilities are presented as net amounts.

	December 31, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	3,032,894	—	3,032,894	7,058,885	111,122	975,093
Receivable spot exchange (*2)	5,112,206	—	5,112,206
Bonds purchased under resale agreements (*2)	8,981,752	—	8,981,752	8,981,752	—	—
Domestic exchange settlement debits (*2) (*6)	31,642,486	31,269,258	373,228	—	—	373,228

Total	48,769,338	31,269,258	17,500,080	16,040,637	111,122	1,348,321

Financial liabilities:
Derivative liabilities (*1)	2,824,449	—	2,824,449	7,071,549	172,488	779,424
Equity-linked securities in short position (*3)	87,626	—	87,626
Payable spot exchange (*4)	5,111,386	—	5,111,386
Bonds sold under repurchase agreements (*5)	569,002	—	569,002	180,402	388,600	—
Domestic exchange settlement credits (*4) (*6)	32,531,186	31,269,258	1,261,928	1,257,280	—	4,648

Total	41,123,649	31,269,258	9,854,391	8,509,231	561,088	784,072

(*1) The items include derivatives held for trading, derivatives designated for hedging.

(*2) The items are included in loan at amortized cost and other financial assets.

(*3) The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.

(*4) The items are included in other financial liabilities.

(*5) The items are included in borrowings.

(*6) Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2020	December 31, 2019	Location	Financial statements as of
Woori Bank:
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2020.08.31(*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2020.09.30
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2020.08.31(*5)
Saman Corporation (*2)	General construction Technology service	9.2	9.2	Korea	2020.06.30(*5)
Wongwang Co., Ltd. (*4)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*4)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*4)	Electronic component manufacturing	23.4	23.4	Korea	—
Reading Doctors Co., Ltd. (*4)	Other services	35.4	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*4)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*4)	Manufacturing	23.1	23.1	Korea	—
Goodskt Co., Ltd. (*4)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2020.09.30
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2020.09.30
K BANK Co., Ltd. (*2) (*7)	Finance	26.2	14.5	Korea	2020.08.31(*5)
Smart Private Equity Fund No.2	Other financial services	20.0	20.0	Korea	2020.09.30
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	2020.09.30
Well to Sea No. 3 Private Equity Fund (*6)	Finance	50.0	50.0	Korea	2020.06.30(*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2020.09.30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2020.09.30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2020.09.30
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2020.06.30(*5)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	Securities Investment	100.0	—	Korea	2020.09.30
Genesis Environmental Energy Company 1st Private Equity Fund	Trust and collective investment	24.8	—	Korea	2020.09.30
Japanese Hotel Real Estate Private Equity Fund 2	Other financial services	19.9	19.9	Korea	2020.09.30
Woori G Senior Loan No.1	Investment trust and discretionary investment business	20.6	—	Korea	2020.09.30
Woori G Clean Energy No.1	Investment trust and discretionary investment business	50.0	—	Korea	2020.09.30
Woori Asset Management Co. Ltd.:

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2020	December 31, 2019	Location	Financial statements as of
Woori High plus G.B. Securities Feeder Fund1(G.B.)	Collective investment business	22.2	—	Korea	2020.09.30
Woori Private Equity Asset Management Co., Ltd.:
Uri Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	2020.09.30
Japanese Hotel Real Estate Private Equity Fund 1:
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2020.07.31(*5)
Woori bank and Woori card Co., Ltd.:
Dongwoo C & C Co., Ltd. (*4)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*4)	Aggregate transportation and wholesale	28.7	28.7	Korea	—
G2 Collection Co., Ltd. (*4)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*4)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*4)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*4)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*4)	Complex transportation brokerage	49.8	49.8	Korea	—
DAEA SNC Co., Ltd. (*4)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd. (*4)	Manufacturing	25.8	25.8	Korea	—
Sinseong Trading Co., Ltd. (*4)	Manufacturing	27.9	27.9	Korea	—
PREXCO Co., Ltd. (*4)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*4)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*4)	Processed sea food manufacturing	24.5	24.5	Korea	—
Woori Bank , Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd.:
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	31.9	31.9	Korea	2020.09.30
Woori Bank and Woori Investment Bank Co., Ltd.:
Chin Hung International Inc. (*3)	Construction	—	25.3	Korea	—
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2020.09.30
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	38.4	38.4	Korea	2020.09.30

(*1)	Most of the significant business transactions of associates are with the Group as of September 30, 2020 and December 31, 2019.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)

As of September 30, 2020, it is classified as assets held for sale. Quoted market prices per share of Chin Hung International Inc. are 2,215 Won and 2,310 Won as of September 30, 2020 and December 31, 2019, respectively.

(*4)	There is no investment balance as of September 30, 2020 and December 31, 2019.
(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)

The Group has signed a contract that the Group (or the third party designated by the Group) has the priority to purchase the underlying assets (Aju Capital Co. Ltd.) when it is disposed by Well to Sea No. 3 Private Equity Fund.

(*7)	The Group invested 163,082 million won in its affiliate, K BANK Co., Ltd., in July, 2020.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal	Dividends	Change in capital	September 30, 2020
W Service Networks Co., Ltd.	108	186	1	—	—	(3)	—	184
Korea Credit Bureau Co., Ltd.	3,313	6,845	1,358	—	—	(90)	—	8,113
Korea Finance Security Co., Ltd.	3,267	3,287	(241)	—	—	—	—	3,046
Chin Hung International Inc.	130,779	51,176	(742)	—	(50,411)	—	(23)	—
Saman Corporation	8,521	849	(406)	—	—	—	37	480
Woori Growth Partnerships New Technology Private Equity Fund	18,666	19,212	(1,863)	—	(1,728)	(212)	—	15,409
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,141	900	—	(492)	(1,088)	(1,563)	12,898
K BANK Co., Ltd.	73,150	31,254	(12,108)	163,082	—	—	(1,733)	180,495
Smart Private Equity Fund No.2	2,915	2,764	(31)	—	—	—	—	2,733
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	439	—	(900)	—	—	2,862
Well to Sea No.3 Private Equity Fund	101,483	209,023	28,869	—	—	(24,651)	(1,174)	212,067
Partner One Value Up I Private Equity Fund	10,000	9,908	(74)	—	—	—	—	9,834
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,736	4,576	—	3,160	—	—	—	7,736
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,130	4,375	—	75	(321)	—	—	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,572	11,841	(121)	19,907	—	—	—	31,627
LOTTE CARD Co.,Ltd	346,810	409,444	16,251	810	—	(5,710)	(1,146)	419,649
Woori-Q Corporate Restructuring Private Equity Fund	6,129	6,046	(90)	8,152	—	—	—	14,108
PCC-Woori LP Secondary Fund	7,575	2,525	(131)	5,050	—	—	—	7,444
Force TEC Co., Ltd.	—	—	1,470	—	—	—	(448)	1,022
Together-Korea Government Private Pool Private Securities Investment Trust No.3	100,000	—	130	100,000	—	—	—	100,130
Genesis Environmental Energy Company 1st Private Equity Fund	4,084	—	(88)	4,084	—	—	—	3,996
Uri Hanhwa Eureka Private Equity Fund	350	342	(3)	—	—	—	—	339
Godo Kaisha Oceanos 1	10,800	10,952	(47)	—	—	(850)	238	10,293
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,291	184	—	—	(117)	(12)	3,346
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	—	142	6,141	—	—	—	6,283
Woori G Senior Loan No.1	18,557	—	49	18,557	—	—	—	18,606
Woori G Clean Energy No.1	26	—	—	26	—	—	—	26

	914,747	806,360	33,848	329,044	(53,852)	(32,721)	(5,824)	1,076,855

	For the nine-month period ended September 30, 2019
	Acquisition cost	January 1, 2019	Share of profits (losses)	Acquisition	Disposal	Dividends	Change in capital	September 30, 2019
W Service Networks Co., Ltd.	108	157	16	—	—	(2)	—	171
Korea Credit Bureau Co., Ltd.	3,313	6,790	1,031	—	—	(135)	—	7,686
Korea Finance Security Co., Ltd.	3,267	3,456	(135)	—	—	—	—	3,321
Chin Hung International Inc.	130,779	44,741	5,708	—	—	—	8	50,457
Saman Corporation	8,521	1,014	(388)	—	—	—	32	658
Woori Growth Partnerships New Technology Private Equity Fund	19,385	25,091	1,424	309	(6,770)	(164)	—	19,890
2016KIF-IMM Woori Bank Technology Venture Fund	13,065	15,300	908	—	(1,935)	—	(384)	13,889
K BANK Co., Ltd.	73,150	43,709	(10,815)	5,807	—	—	197	38,898
Smart Private Equity Fund No.2	2,915	2,890	(31)	—	(85)	—	—	2,774
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	803	—	—	—	—	3,503
Well to Sea No.3 Private Equity Fund	101,483	197,393	23,110	—	—	(18,578)	(1,850)	200,075
Partner One Value Up I Private Equity Fund	10,000	9,948	(29)	—	—	—	—	9,919
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,576	4,426	—	150	—	—	—	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,150	3,025	—	1,125	—	—	—	4,150
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	787	—	—	(787)	—	—	—
Uri Hanhwa Eureka Private Equity Fund	350	339	(2)	—	—	—	—	337
Godo Kaisha Oceanos 1	11,020	—	—	11,020	—	(70)	688	11,638
Woori-Shinyoung Growth-Cap Private Equity Fund I	7,649	—	(640)	7,649	—	—	—	7,009

	397,731	361,766	20,960	26,060	(9,577)	(18,949)	(1,309)	378,951

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	September 30, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	6,107	2,377	13,633	1,070
Korea Credit Bureau Co., Ltd.	114,062	34,707	77,957	13,268
Korea Finance Security Co., Ltd.	36,658	16,353	44,105	(2,123)
Saman Corporation	121,151	99,147	66,949	(107)
Woori Growth Partnerships New Technology Private Equity Fund	67,053	278	1,428	(7,965)
2016KIF-IMM Woori Bank Technology Venture Fund	62,139	929	5,445	4,500
K BANK Co., Ltd.	3,141,943	2,607,546	45,922	(60,227)
Smart Private Equity Fund No.2	13,717	50	1	(154)
Woori Bank-Company K Korea Movie Asset Fund	11,544	96	1,854	1,755
Well to Sea No.3 Private Equity Fund	8,172,581	7,562,271	406,218	39,241
Partner One Value Up I Private Equity Fund	42,476	193	229	(250)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	36,189	328	574	(456)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,870	123	—	(85)
Woori-Shinyoung Growth-Cap Private Equity Fund I	99,273	1,228	615	(1,376)
LOTTE CARD Co.,Ltd (*)	14,231,821	11,906,418	882,641	62,921
Woori-Q Corporate Restructuring Private Equity Fund	35,500	383	—	(1,284)
PCC-Woori LP Secondary Fund	19,324	164	154	(338)
Force TEC Co., Ltd.	51,005	47,042	18,333	(697)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	100,153	13	163	130
Genesis Environmental Energy Company 1st Private Equity Fund	16,194	48	—	(354)
Uri Hanhwa Eureka Private Equity Fund	42,235	117	4	(354)
Godo Kaisha Oceanos 1	67,080	45,550	674	(98)
Japanese Hotel Real Estate Private Equity Fund 2	16,866	16	946	946
Woori High plus G.B. Securities Feeder Fund1(G.B.)	28,321	17	801	741
Woori G Senior Loan No.1	90,244	5	237	237
Woori G Clean Energy No.1	53	—	—	—

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	5,742	1,969	17,572	1,322
Korea Credit Bureau Co., Ltd.	96,855	30,289	91,200	1,480
Korea Finance Security Co., Ltd.	32,574	10,660	61,939	(1,265)
Chin Hung International Inc.	335,147	229,764	499,152	26,617
Saman Corporation	92,206	66,184	91,088	(485)
Woori Growth Partnerships New Technology Private Equity Fund	83,583	330	7,866	6,355
2016KIF-IMM Woori Bank Technology Venture Fund	72,768	343	8,939	7,462
K BANK Co., Ltd.	2,679,968	2,464,168	84,928	(89,779)
Smart Private Equity Fund No.2	13,872	51	2	(204)
Woori Bank-Company K Korea Movie Asset Fund	13,294	2	4,532	2,492
Well to Sea No.3 Private Equity Fund	7,073,363	6,470,540	524,319	48,357
Partner One Value Up I Private Equity Fund	42,602	—	457	(175)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,208	691	766	(676)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,939	124	10	(494)
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,642	620	2	(2,679)
LOTTE CARD Co.,Ltd (*)	12,936,977	10,659,889	1,366,512	42,538
Woori-Q Corporate Restructuring Private Equity Fund	15,975	823	—	(823)
PCC-Woori LP Secondary Fund	6,498	—	—	(2)
Uri Hanhwa Eureka Private Equity Fund	41,950	236	41	(436)
Godo Kaisha Oceanos 1	70,869	47,960	778	119
Japanese Hotel Real Estate Private Equity Fund 2	16,561	6	—	(600)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

	December 31, 2019
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,837	41.8
Jehin Trading Co., Ltd.	83,056	27.7
The Season Company Co., Ltd.	18,283	30.3
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

(5)

As of September 30, 2020 and December 31, 2019, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	September 30, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,730	4.9	184	—	—	—	184
Korea Credit Bureau Co., Ltd.	79,355	9.9	7,864	246	—	3	8,113
Korea Finance Security Co., Ltd.	20,304	15.0	3,046	—	—	—	3,046
Saman Corporation (*2)	22,004	9.2	2,022	5,372	(6,915)	1	480
Woori Growth Partnerships New Technology Private Equity Fund	66,775	23.1	15,412	—	—	(3)	15,409
2016KIF-IMM Woori Bank Technology Venture Fund	61,210	20.0	12,242	—	—	656	12,898
K BANK Co., Ltd. (*1) (*2)	534,398	26.2	140,012	44,117	(3,634)	—	180,495
Smart Private Equity Fund No.2	13,666	20.0	2,733	—	—	—	2,733
Woori Bank-Company K Korea Movie Asset Fund	11,448	25.0	2,862	—	—	—	2,862
Well to Sea No.3 Private Equity Fund (*1)	424,341	50.0	212,086	—	—	(19)	212,067
Partner One Value Up Ist Private Equity Fund	42,283	23.3	9,835	—	—	(1)	9,834
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	35,861	20.0	7,172	—	—	564	7,736
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	25.0	3,937	—	—	192	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	98,045	31.9	31,627	—	—	—	31,627
LOTTE CARD Co., Ltd (*1)	2,098,239	20.0	419,648	—	—	1	419,649
Woori-Q Corporate Restructuring Private Equity Fund	35,117	38.4	13,511	—	—	597	14,108
PCC-Woori LP Secondary Fund	19,160	38.8	7,443	—	—	1	7,444
Force TEC	3,963	25.8	1,022	—	—	—	1,022
Together-Korea Government Private Pool Private Securities Investment Trust No.3	100,140	100.0	100,140	—	—	(10)	100,130
Genesis Environmental Energy Company 1st Private Equity Fund	16,146	24.8	3,997	—	—	(1)	3,996
Uri Hanhwa Eureka Private Equity Fund	42,118	0.8	339	—	—	—	339
Godo Kaisha Oceanos 1	21,530	47.8	10,293	—	—	—	10,293
Japanese Hotel Real Estate Private Equity Fund 2	16,850	19.9	3,346	—	—	—	3,346
Woori High plus G.B. Securities Feeder Fund1(G.B.)	28,304	22.2	6,283	—	—	—	6,283
Woori G Senior Loan No.1	90,239	20.6	18,606	—	—	—	18,606
Woori G Clean Energy No.1	53	50.0	26	—	—	—	26

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

	December 31, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,773	4.9	186	—	—	—	186
Korea Credit Bureau Co., Ltd.	66,566	9.9	6,597	246	—	2	6,845
Korea Finance Security Co., Ltd.	21,914	15.0	3,287	—	—	—	3,287
Chin Hung International Inc. (*1)	105,383	25.3	26,646	24,565	—	(35)	51,176
Saman Corporation (*2)	26,022	9.2	2,391	5,373	(6,915)	—	849
Woori Growth Partnerships New Technology Private Equity Fund	83,253	23.1	19,215	—	—	(3)	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	72,425	20.0	14,485	—	—	656	15,141
K BANK Co., Ltd. (*1) (*2)	215,800	14.5	31,248	3,634	(3,634)	6	31,254
Smart Private Equity Fund No.2	13,821	20.0	2,764	—	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	13,292	25.0	3,323	—	—	—	3,323
Well to Sea No.3 Private Equity Fund (*1)	418,250	50.0	209,041	—	—	(18)	209,023
Partner One Value Up Ist Private Equity Fund	42,602	23.3	9,909	—	—	(1)	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,517	20.0	4,103	—	—	473	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,815	25.0	4,204	—	—	171	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,022	31.9	11,841	—	—	—	11,841
LOTTE CARD Co., Ltd (*1)	2,047,220	20.0	409,444	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	15,152	38.4	5,813	—	—	233	6,046
PCC-Woori LP Secondary Fund	6,498	38.8	2,524	—	—	1	2,525
Uri Hanhwa Eureka Private Equity Fund	41,714	0.8	342	—	—	—	342
Godo Kaisha Oceanos 1	22,909	47.8	10,952	—	—	—	10,952
Japanese Hotel Real Estate Private Equity Fund 2	16,555	19.9	3,291	—	—	—	3,291

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Acquisition cost	333,001	299,802
Accumulated depreciation	(21,657)	(19,563)

Net carrying value	311,344	280,239

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2020	2019
Beginning balance	280,239	178,910
Acquisition	2,432	246,329
Disposal	(356)	(176)
Depreciation	(1,812)	(1,766)
Transfer	29,580	15,535
Foreign currencies translation adjustments	446	502
Others	815	109

Ending balance	311,344	439,443

(3)

Rental fee earned from investment properties is amounting to 9,944 million won and 6,750 million won for the nine-month period ended September 30, 2020 and 2019, respectively. Operating expenses directly related to the investment properties where rental fee was earned is amounting to 1,907 million won and 1,848 million won.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,725,907	783,459	265,784	50,356	4,856	2	2,830,364
Right-of-use asset	—	434,809	13,460	—	—	—	448,269
Carrying value	1,725,907	1,218,268	279,244	50,356	4,856	2	3,278,633

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Right-of-use asset	—	449,878	17,236	—	—	—	467,114
Carrying value	1,761,159	1,252,177	295,252	54,839	1,287	2	3,364,716

(2)	Details of premises and equipment (owned) as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,725,907	1,067,040	1,117,098	469,754	4,856	20	4,384,675
Accumulated depreciation	—	(283,581)	(851,314)	(419,398)	—	(18)	(1,554,311)

Net carrying value	1,725,907	783,459	265,784	50,356	4,856	2	2,830,364

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,761,159	1,063,756	1,123,101	463,181	1,287	20	4,412,504
Accumulated depreciation	—	(261,457)	(845,085)	(408,342)	—	(18)	(1,514,902)

Net carrying value	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Acquisitions	55	13,870	57,293	15,113	4,084	—	90,415
Disposals	(6,478)	(346)	(982)	(353)	—	—	(8,159)
Depreciation	—	(26,849)	(70,779)	(19,787)	—	—	(117,415)
Transfer	(28,266)	(1,314)	—	—	—	—	(29,580)
Foreign currencies translation adjustments	(563)	(622)	335	305	(13)	—	(558)
Others	—	(3,579)	1,901	239	(502)	—	(1,941)

Ending balance	1,725,907	783,459	265,784	50,356	4,856	2	2,830,364

	For the nine-month period ended September 30, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492
Acquisitions	51,856	34,279	91,019	21,215	6,600	—	204,969
Disposals	(3,002)	(2,245)	(398)	(2,321)	—	—	(7,966)
Depreciation	—	(22,434)	(64,458)	(19,750)	—	(1)	(106,643)
Classified as held-for-sale	(21)	(74)	—	—	—	—	(95)
Transfer	106,841	87,214	2,734	912	(13,950)	—	183,751
Foreign currencies translation adjustments	1,155	1,059	2,100	1,158	78	—	5,550
Business combination	—	—	400	1	—	—	401
Others	—	1,672	(1,440)	(4,357)	(173)	—	(4,298)

Ending balance	1,638,700	761,383	269,970	54,452	1,654	2	2,726,161

(4)	Details of right-of-use assets as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Building	Equipment and vehicles	Total
Acquisition cost	703,573	28,154	731,727
Accumulated depreciation	(268,764)	(14,694)	(283,458)

Net carrying value	434,809	13,460	448,269

	December 31, 2019
	Building	Equipment and vehicles	Total
Acquisition cost	615,201	25,563	640,764
Accumulated depreciation	(165,323)	(8,327)	(173,650)

Net carrying value	449,878	17,236	467,114

(5)	Details of changes in right-of-use assets for the nine-month period ended September 30, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Building	Equipment and vehicles	Total
Beginning balance	449,878	17,236	467,114
New contracts	156,329	5,231	161,560
Changes in contract	9,374	50	9,424
Termination	(4,674)	(323)	(4,997)
Depreciation	(170,039)	(7,640)	(177,679)
Business combination	—	—	—
Others	(6,059)	(1,094)	(7,153)

Ending balance	434,809	13,460	448,269

	For the nine-month period ended September 30, 2019
	Building	Equipment and vehicles	Total
Beginning balance	416,827	18,964	435,791
New contracts	187,352	5,470	192,822
Changes in contract	—	—	—
Termination	(213)	(105)	(318)
Depreciation	(153,288)	(7,484)	(160,772)
Business combination	3,324	34	3,358
Others	(2,057)	669	(1,388)

Ending balance	451,945	17,548	469,493

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	340,068	186,871	1,799	555,721	879,804	36,715	6,709	2,007,687
Accumulated amortization	—	(146,392)	(1,044)	(345,120)	(678,447)	—	—	(1,171,003)
Accumulated impairment losses	—	—	—	—	(33,680)	(3,201)	—	(36,881)

Net carrying value	340,068	40,479	755	210,601	167,677	33,514	6,709	799,803

	December 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	350,682	174,132	1,576	517,224	862,313	32,583	4,066	1,942,576
Accumulated amortization	—	(138,300)	(884)	(292,031)	(638,005)	—	—	(1,069,220)
Accumulated impairment losses	—	—	—	—	(25,993)	(3,253)	—	(29,246)

Net carrying value	350,682	35,832	692	225,193	198,315	29,330	4,066	844,110

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	350,682	35,832	692	225,193	198,315	29,330	4,066	844,110
Acquisitions	—	12,171	223	38,256	17,795	4,960	3,238	76,643
Disposal	—	—	—	—	—	(759)	—	(759)
Amortization (*)	—	(6,731)	(160)	(53,079)	(41,835)	—	—	(101,805)
Impairment losses	—	—	—	—	(7,687)	(17)	—	(7,704)
Transfer	—	—	—	428	164	—	(592)	—
Foreign currencies translation adjustments	(8,997)	(621)	—	—	(56)	69	(3)	(9,608)
Others	(1,617)	(172)	—	(197)	981	(69)	—	(1,074)

Ending balance	340,068	40,479	755	210,601	167,677	33,514	6,709	799,803

(*)	Amortization of other intangible assets amounting to 9,363 million won is included in other operating expenses.

	For the nine-month period ended September 30, 2019
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520
Acquisitions	—	10,505	260	24,331	75,110	4,846	8,605	123,657
Disposal	—	—	—	—	(27)	(537)	—	(564)
Amortization (*)	—	(7,125)	(138)	(48,083)	(39,600)	—	—	(94,946)
Impairment losses	—	—	—	—	—	(854)	—	(854)
Transfer	—	—	—	7,928	6,605	—	(14,533)	—
Foreign currencies translation adjustments	14,422	233	—	—	2,994	155	—	17,804
Business combination	45,264	336	—	—	6,456	139	—	52,195
Others	—	179	—	—	(679)	—	—	(500)

Ending balance	213,288	33,855	684	224,496	190,156	27,346	4,487	694,312

(*)	Amortization of other intangible assets amounting to 16,211 million won is included in other operating expenses.

17.	ASSETS HELD FOR SALE

Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

Assets (*)	September 30, 2020	December 31, 2019
Lands	4,737	5,164
Buildings	4,301	4,815
Investments of associates	50,411	—
Others	450	577

Total	59,899	10,556

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from September 30, 2020 or December 31, 2019.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		September 30, 2020
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Kookmin bank and others	250,250	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	Korea Securities Depository	6,073	Securities borrowing collateral
	Korean treasury and government bonds and others	Shinhan Investment Corp.	4,049	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Korea Securities Depository	161,061	Securities borrowing collateral
	Korean financial institutions’ debt securities and others	Kookmin bank	49,995	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Kookmin bank	150,643	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Eugene investment & futures co., Ltd.	3,034	Collateral for futures transaction
	Korean corporate debt securities	Korea Securities Depository	111,730	Securities borrowing collateral
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	3,489,897	Settlement risk and others
	Foreign financial institutions’ debt securities	Spain BBVA and others	105,058	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	Korea Securities Depository	419	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	5,850,585	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	41,942	Related to bonds sold under repurchase agreements (*)
	Foreign financial institutions’ debt securities	Federal Reserve Bank	16,036	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	Daishin AMC Co.,Ltd. and others	1,500	Right of pledge
	Other due from banks in local currency	Samsung Securities Co., Ltd. and others	17,884	Margin deposit for futures or option

		September 30, 2020
		Collateral given to	Amount	Reason for collateral
	Other due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	484,392	Foreign margin deposit for future or option and others
	Foreign currency loan bonds	Industrial and Commercial Bank of China	286,058	Related to bonds sold under repurchase agreements (*)
	Mortgage loan	Public offering	3,430,550	Related to covered bonds
Investment real estate	Land and building	Credit Counselling & Recovery Service and others	5,715	Right to collateral and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	1,984	Right to collateral and others

		Total	14,468,855

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

		December 31, 2019
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Nonghyup bank	19,720	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Kookmin bank and others	168,327	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Eugene investment & futures co., Ltd. .	3,008	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Nonghyup bank and others	219,938	Related to bonds sold under repurchase agreements (*)
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	5,127,383	Settlement risk and others
	Foreign financial institutions’ debt securities	Spain BBVA and others	56,975	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Nonghyup bank futures and others	9,042	Collateral for futures transaction
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,570	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,190,630	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	37,271	Related to bonds sold under repurchase agreements (*)
Loan at amortized cost and other financial assets	Due from banks in local currency	Branch of IBK at Phnom Penh and others	11,352	Collateral deposits for local currency borrowings
	Due from banks in local currency	Daishin AMC and others	1,500	Right of pledge
	Other due from banks in local currency	Samsung Securities Co., Ltd. and others	17,345	Margin deposit for futures or option
	Other due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	180,919	Foreign margin deposit for future or option and others
	Foreign currency loans	Industrial and Commercial Bank of China	82,594	Related to bonds sold under repurchase agreements (*)
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	689	Right to collateral and others

		Total	12,132,263

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

(2)	As of September 30, 2020 and December 31, 2019 there is no asset acquired through foreclosures.

	September 30, 2020	December 31, 2019
Other assets
Land	6,349	27
Real estate assessment provision	(89)	(27)
Sub-total	6,260	—
Assets held for sale
Land	4,737	5,143
Building	4,301	4,742
Others	450	577
Sub-total	9,488	10,462

Total	15,748	10,462

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	70,351	80,737	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	4,106,529	—

	December 31, 2019
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	9,340,517	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Prepaid expenses	240,696	135,010
Advance payments	9,029	78,306
Non-operational assets	6,260	—
Others	24,426	20,330

Total	280,411	233,646

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Financial instruments at fair value through profit or loss measured at fair value	3,801,375	2,870,676
Financial liabilities at fair value through profit or loss designated as upon initial recognition	16,456	87,626

Total	3,817,831	2,958,302

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Deposits
Gold banking liabilities	45,886	27,530
Borrowings
Securities sold	246,596	—
Derivative liabilities	3,508,893	2,843,146

Total	3,801,375	2,870,676

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Equity-linked securities
Equity-linked securities in short position	16,456	87,626

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	There are no accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities index. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Carrying amount	16,456	87,626
Nominal amount at maturity	27,531	97,503

Difference	(11,075)	(9,877)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Deposits in local currency:
Deposits on demand	11,840,761	8,655,228
Deposits at termination	229,240,105	224,115,771
Mutual installment	27,011	28,574
Deposits on notes payables	2,668,971	2,174,995
Deposits on CMA	145,825	150,300
Certificate of deposits	1,542,872	973,625
Other deposits	1,377,728	1,451,470

Sub-total	246,843,273	237,549,963

Deposits in foreign currencies:
Deposits in foreign currencies	31,753,896	27,143,710

Present value discount	(8,193)	(8,095)

Total	278,588,976	264,685,578

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3	2,621,920
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	2,201,717
Others	The Korea Development Bank and others	0.0 ~ 3.7	6,515,772

Sub-total			11,339,409

Borrowings in foreign currencies (*):
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.4) ~ 7.3	7,941,602
Sub-total			7,941,602

Bills sold	Others	0.0 ~ 0.9	16,315
Call money	Bank and others	(0.3) ~ 2.0	2,567,949
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	903,583
Present value discount			(365)

Total			22,768,493

	December 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,770,726
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.8	1,844,798
Others	The Korea Development Bank and others	0.0 ~ 5.0	6,070,201

Sub-total			9,685,725
Borrowings in foreign currencies (*):
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.3) ~ 8.3	8,566,872
Offshore borrowings in foreign currencies	HSBC, HKG	3.0	34,734

Sub-total			8,601,606

Bills sold	Others	0.0 ~ 1.6	9,367
Call money	Bank and others	(0.3) ~ 3.5	133,519
Bonds sold under repurchase agreements	Other financial institutions	1.4 ~ 12.7	569,002
Present value discount			(299)

Total			18,998,920

(*)	Included borrowing in foreign currencies under cash flow hedge amounting to 34,443 million won as of December 31, 2019.

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2020		December 31, 2019
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.9 ~ 3.1	21,549,754	0.0 ~ 4.3	23,207,600
Subordinated bonds	1.9 ~ 5.9	7,291,791	2.1 ~ 5.9	6,732,687
Other bonds	0.7 ~ 17	1,147,798	1.2 ~ 17.0	942,421

Sub-total		29,989,343		30,882,708

Discounts on bonds		(24,552)		(24,653)

Total		29,964,791		30,858,055

(*)

Included debentures under fair value hedge amounting to 2,872,198 million won and 3,151,172 million won as of September 30, 2020 and December 31, 2019 respectively. Also, debentures under cash flow hedge amounting to 1,085,986 million won and 829,082 million won are included as of September 30, 2020 and December 31, 2019 respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Asset retirement obligation	69,093	66,485
Provisions for guarantees (*1)	83,205	92,486
Provisions for unused loan commitments	137,103	112,554
Other provisions (*2)	173,797	172,455

Total	463,198	443,980

(*1)	Provisions for guarantees includes provision for financial guarantee of 55,257 million won and 62,764 million won as of September 30, 2020 and December 31, 2019, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the nine-month period ended September 30, 2020
	Stage1	Stage2	Stage3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	61	(61)	—	—
Transfer to expected credit loss for the entire period	(372)	1,615	(1,243)	—
Transfer to credit-impaired financial assets	(13)	(3)	16	—
Provisions used	—	—	—	—
Net provision (reversal) of unused amount	1,392	(14,823)	1,239	(12,192)
Others (*)	2,910	—	1	2,911

Ending balance	54,779	13,031	15,395	83,205

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the nine-month period ended September 30, 2019
	Stage1	Stage2	Stage3	Total
Beginning balance	44,903	33,760	11,098	89,761
Transfer to 12-month expected credit loss	13,570	(13,570)	—	—
Transfer to expected credit loss for the entire period	(400)	400	—	—
Transfer to credit-impaired financial assets	(14)	(33)	47	—
Provisions used	(18,190)	—	—	(18,190)
Net provision (reversal) of unused amount	(14,240)	5,322	8,161	(757)
Others (*)	25,956	2	2	25,960

Ending balance	51,585	25,881	19,308	96,774

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the nine-month period ended September 30, 2020
	Stage1	Stage2	Stage3	Total
Beginning balance	65,038	43,164	4,352	112,554
Transfer to 12-month expected credit loss	6,651	(6,265)	(386)	—
Transfer to expected credit loss for the entire period	(1,815)	2,326	(511)	—
Transfer to credit-impaired financial assets	(154)	(283)	437	—
Net provision (reversal) of unused amount	7,437	15,731	1,384	24,552
Others	(3)	—	—	(3)

Ending balance	77,154	54,673	5,276	137,103

	For the nine-month period ended September 30, 2019
	Stage1	Stage2	Stage3	Total
Beginning balance	74,625	45,283	1,627	121,535
Transfer to 12-month expected credit loss	15,979	(15,565)	(414)	—
Transfer to expected credit loss for the entire period	(3,047)	3,188	(141)	—
Transfer to credit-impaired financial assets	(355)	(443)	798	—
Net provision (reversal) of unused amount	(8,739)	10,365	3,974	5,600
Others	(3,405)	5,163	(1,652)	106

Ending balance	75,058	47,991	4,192	127,241

(3)	Changes in asset retirement for the nine-month period ended September 30, 2020 and 2019, obligation are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2020	2019
Beginning balance	66,485	67,200
Provisions provided	3,722	2,230
Provisions used	(1,368)	(2,143)
Reversal of provisions unused	(94)	(2,677)
Unwinding of discount	348	327
Business combination	—	329
Others	—	292

Ending balance	69,093	65,558

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of September 30, 2020, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the nine-month period ended September 30, 2020 and 2019, are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2020	2019
Beginning balance	172,455	63,637
Provisions provided	171,099	4,118
Provisions used	(170,933)	(3,777)
Provision (reversal) of provisions unused	(259)	(66)
Foreign currencies translation adjustments	1,520	11
Others	(85)	2,166

Ending balance	173,797	66,089

(5)	Others

1)

As of September 23, 2019, the Group temporarily suspended the Won-payment business due to tightened U.S. sanctions on Iran while it was ongoing to settle trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and Office of Foreign Assets Control as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the US.

2)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during the previous term and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

For the nine-month period ended September 30, 2020, the Group recognized the provisions for the required expenditure as the best estimate to fulfill its obligations as of September 30, 2020 due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Present value of defined benefit obligation	1,578,583	1,442,859
Fair value of plan assets	(1,392,539)	(1,352,971)

Net defined benefit liabilities (*)	186,044	89,888

(*)

Net defined benefit liability of 89,888 million won as of December 31, 2019 is the subtracted amount of the net defined benefit asset of 2,582 million won from the net defined benefit liability of 92,470 million won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30
		2020	2019
	Beginning balance	1,442,859	1,275,020
	Transfer-in / out	—	93
	Current service cost	130,247	122,730
	Interest cost	25,184	24,939
Remeasurements	Financial assumption	25,680	76,628
	Demographic assumptions	—	—
	Experience adjustments	1,903	(29,329)
	Retirement benefit paid	(48,622)	(66,038)
	Foreign currencies translation adjustments	(56)	236
	Others	1,388	(270)

	Ending balance	1,578,583	1,404,009

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2020	2019
Beginning balance	1,352,971	1,101,911
Transfer-in / out	—	93
Interest income	25,732	23,611
Remeasurements	(5,835)	(7,568)
Employer’s contributions	67,809	118,266
Retirement benefit paid	(47,862)	(65,610)
Others	(276)	(193)

Ending balance	1,392,539	1,170,510

(4)

Plan assets consist of fixed deposits and others as of September 30, 2020 and December 31, 2019. Among plan assets, realized returns on plan assets amount to 19,897 million won and 16,043 million won for the nine-month period ended September 30, 2020 and 2019, respectively.

(5)

Current service cost, net interest income, loss (gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2020	2019
Current service cost	130,247	122,730
Net interest expense (income)	(548)	1,328

Cost recognized in net income	129,699	124,058

Remeasurements (*)	33,418	54,867

Cost recognized in total comprehensive income	163,117	178,925

(*)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 3,028 million won, and 2,504 million won for the nine-month period ended September 30, 2020 and 2019, respectively.

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Other financial liabilities:
Accounts payable	8,059,616	6,131,339
Accrued expenses	1,846,734	2,516,231
Borrowings from trust accounts	3,245,572	3,277,795
Agency business revenue	683,438	362,820
Foreign exchange payables	437,284	1,153,457
Domestic exchange settlement credits	1,283,391	1,261,928
Lease liabilities	404,677	419,045
Other miscellaneous financial liabilities	1,986,875	2,587,193
Present value discount	(5,647)	(3,041)

Sub-total	17,941,940	17,706,767

Other liabilities:
Unearned income	233,107	224,840
Other miscellaneous liabilities	226,500	195,631

Sub-total	459,607	420,471

Total	18,401,547	18,127,238

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2020
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	458,821	—	—	—	—	—	—
Swaps	141,008,845	—	217,225	404,836	2,100	—	624,709
Purchase options	370,000	—	—	10,844	—	—	—
Written options	285,868	—	—	—	—	—	7,983
Currency:
Futures	1,643	—	—	—	—	—	—
Forwards	123,347,349	—	—	1,617,858	—	—	916,409
Swaps	91,507,843	11,355	—	1,375,650	20,939	—	1,220,367
Purchase options	1,749,246	—	—	23,229	—	—	—
Written options	2,593,852	—	—	—	—	—	17,704
Equity:
Futures	429,538	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	670,587	—	—	30,319	—	—	7,946
Purchase options	11,076,092	—	—	565,008	—	—	—
Written options	11,741,739	—	—	—	—	—	713,775

Total	385,241,434	11,355	217,225	4,027,744	23,039	—	3,508,893

	December 31, 2019
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	124,737	—	—	—	—	—	—
Swaps	150,731,987	—	111,764	300,750	1,323	—	413,195
Purchase options	460,000	—	—	11,888	—	—	—
Written options	395,789	—	—	—	—	—	9,655
Currency:
Futures	1,934	—	—	—	—	—	—
Forwards	113,988,295	—	—	1,447,811	321	—	1,030,246
Swaps	82,125,050	9,367	—	966,181	5,193	—	1,106,423
Purchase options	1,588,746	—	—	18,835	—	—	—
Written options	2,341,179	—	—	—	—	—	9,403
Equity:
Futures	630,562	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	1,280,436	—	—	1,217	—	—	54,393
Purchase options	8,851,984	—	—	175,221	—	—	—
Written options	8,978,953	—	—	—	—	—	219,831

Total	371,499,663	9,367	111,764	2,921,903	6,837	—	2,843,146

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships the entity applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR, and USD 6M LIBOR. The nominal amounts of hedging instruments related to USD 1M LIBOR, USD 3M LIBOR, and USD 6M LIBOR in the hedging relationships of the Group are USD 620,000,000, USD 2,230,000,000, and USD 500,000,000, respectively. The entity pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the September 30, 2020, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,872,198 million won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the September 30, 2020, the Group has applied cash flow hedge on local currency denominated debentures amounting to 149,925 million won, debentures on foreign currency amounting to 936,061 million won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, EUR, SGD, JPY and Korean Won in millions):

	September 30, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,000,000,000	300,000,000	2,300,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	150,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	205,000,000	470,000,000	—	675,000,000
Foreign currencies translation risk
Currency swap (SGD)	170,000,000	—	—	170,000,000

	December 31, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	—	26,635,556	—	26,635,556
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	150,000,000	330,000,000	—	480,000,000
Foreign currencies translation risk
Currency swap (SGD)	136,000,000	68,000,000	—	204,000,000
Currency forward (JPY)	49,325,155	1,059,903,932	—	1,109,229,087

(4)	The average interest rate and average currency rate of the hedging instrument as of September 30, 2020 and December 31, 2019 are as follows:

September 30, 2020
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 4.22% receipt and Libor 3M+1.71% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid KRW CD+0.69% receipt, 2.06% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.80% receipt, KRW 1.45% paid, USD/KRW = 1,155 USD 1M Libor+0.67% receipt, KRW 1.14% paid, USD/KRW = 1,190
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 827.57

December 31, 2019
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	3M EURIBOR receipt, EUR 0.09% paid
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.8% receipt, KRW 1.45% paid, KRW/USD = 1,155 USD 1M Libor+0.54% receipt, KRW 1.53% paid, KRW/USD = 1,158
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, KRW/SGD = 828
Currency forward (JPY)	KRW/JPY = 10.47

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, EUR, SGD and JPY):

	September 30, 2020
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,300,000,000	217,225	—	Derivative assets (designated for hedging)	90,725
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 150,000	—	2,100	Derivative assets (designated for hedging)	(820)
Foreign currency translation risk and interest rate risk
Currency swap	USD 675,000,000	6,637	20,939	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(15,027)
Foreign currency translation risk
Currency swap	SGD 170,000,000	4,718	—	Derivative assets (designated for hedging)	(877)

	December 31, 2019
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,650,000,000	111,764	—	Derivative assets (designated for hedging)	90,244
Cash flow hedge
Interest rate risk
Interest rate swap	EUR 26,635,556	—	43	Derivative liabilities (designated for hedging)	(43)
Interest rate swap	KRW 100,000	—	1,280	Derivative liabilities (designated for hedging)	(615)
Foreign currency translation risk and interest rate risk
Currency swap	USD 480,000,000	4,070	5,193	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	22,364
Foreign currency translation risk
Currency swap	SGD 204,000,000	5,297	—	Derivative assets (designated for hedging)	8,918
Currency forward	JPY 1,109,229,087	—	321	Derivative liabilities (designated for hedging)	321

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,872,198	—	179,095	Debentures	(86,695)	—
Cash flow hedge
Interest rate risk
Debentures	—	149,925	—	—	Debentures	3,314	(1,361)
Foreign currencies translation risk and interest rate risk
Debentures	—	790,778	—	—	Debentures	11,437	(7,460)
Foreign currencies translation risk
Debentures	—	145,283	—	—	Debentures	1,342	(1,436)

(*)	After tax amount

	December 31, 2019
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,151,172	—	91,368	Debentures	(85,984)	—
Cash flow hedge
Interest rate risk
Borrowings in foreign currencies	—	34,443	—	—	Borrowing foreign currency	43	(43)
Debentures	—	99,941	—	—	Debentures	663	(821)
Foreign currencies translation risk and interest rate risk
Debentures	—	554,433	—	—	Debentures	(25,057)	(2,525)
Foreign currencies translation risk Debentures	—	174,708	—	—	Debentures	(8,315)	(2,304)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,030	Other net operating income(expense)

		For the nine-month period ended September 30, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	3,062	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(703)	(74)	—	Other net operating income (expense)	(43)	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(16,212)	84	1,849	Other net operating income (expense)	9,304	Other net operating income (expense)
	Foreign currencies translation risk	(228)	151	298	Other net operating income (expense)	797	Other net operating income (expense)

		For the nine-month period ended September 30, 2019
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(1,058)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	41,873	65	42	Other net operating income (expense)	(4,308)	Other net operating income (expense)
	Foreign currencies translation risk	10,506	(874)	158	Other net operating income (expense)	(1,051)	Other net operating income (expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2020	2019
Beginning balance	52,260	25,463
New transactions	26,267	52,561
Amounts recognized in losses	(57,572)	(23,350)

Ending balance	20,955	54,674

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit and loss. The table above presents the difference yet to be realized as profit or losses.

28.	EQUITY

(1)	Details of equity as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Capital
Common stock capital	3,611,338	3,611,338
Hybrid securities	1,695,821	997,544
Capital surplus
Paid in capital in excess of par	608,348	608,348
Equity method	763	1,153
Others	18,385	16,794

Sub-total	627,496	626,295

Capital adjustments
Treasury stocks	—	—
Other adjustments (*1)	(1,775,066)	(1,748,667)

Sub-total	(1,775,066)	(1,748,667)

Accumulated other comprehensive income
Financial assets at FVTOCI	(48,602)	(71,914)
Changes in capital due to equity method	(3,410)	915
Loss from foreign business translation	(166,657)	(152,987)
Remeasurements of defined benefit plan	(295,229)	(270,977)
Loss on evaluation of cash flow hedge	(10,256)	(5,692)
Capital related to noncurrent assets held for sale	1,691	—

Sub-total	(522,463)	(500,655)

Retained earnings (*2) (*3)	19,116,037	18,524,515
Non-controlling interest (*4)	3,455,587	3,981,962

Total	26,208,750	25,492,332

(*1)

Included capital transaction gains and losses recognized by the 2014 merger of Woori Bank and, formerly, Woori Financial Group Inc. During the previous term, the Group entered an agreement to acquire additional interest in the Woori Asset Trust Co., Ltd., and the capital adjustment reduced by 111,242 million won.

(*2)

The earned surplus reserve in retained earnings amounted to 2,547,547 million won and 2,356,246 million won as of September 30, 2020 and December 31, 2019, respectively in accordance with the relevant article.

(*3)	The regulatory reserve for credit loss in retained earnings amounted to 62,830 million won as of September 30, 2020 in accordance with the Article 53 of the Financial Holding Company Act.
(*4)

The hybrid securities issued by Woori Bank amounting to 3,105,070 million won and 3,660,814 million won as of September 30, 2020 and December 31, 2019, respectively, are recognized as non-controlling interests. 118,659 million won and 118,614 million won of dividends for the hybrid securities are allocated to net profit and loss of the non-controlling interests for the nine-month period ended September 30, 2020 and 2019, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	September 30, 2020	December 31, 2019
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	722,267,683 Shares	722,267,683 Shares
Capital stock	3,611,338 million won	3,611,338 million won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	September 30, 2020	December 31, 2019
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	—
Securities in local currency	2020-06-12	—	3.23	300,000	—
Issuance cost				(4,179)	(2,456)

Total				1,695,821	997,544

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Classified as held-for-sale	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(71,914)	53,778	(20,083)	—	(10,383)	(48,602)
Changes in capital due to equity method	915	(4,275)	—	(1,691)	1,641	(3,410)
Gain (loss) on foreign currency translation of foreign operations	(152,987)	(13,841)	—	—	171	(166,657)
Remeasurement gain (loss) related to defined benefit plan	(270,977)	(33,451)	—	—	9,199	(295,229)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(5,692)	(4,892)	—	—	328	(10,256)
Capital related to noncurrent assets held for sale	—	—	—	1,691	—	1,691

Total	(500,655)	(2,681)	(20,083)	—	956	(522,463)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 2,665 million won are due to disposal of equity securities during the period.

	For the nine-month period ended September 30, 2019
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	53,379	687	(13,642)	(46,758)
Changes in capital due to equity method	302	(924)	—	497	(125)
Gain (loss) on foreign currency translation of foreign operations	(244,735)	167,220	—	(9,454)	(86,969)
Remeasurement gain (loss) related to defined benefit plan	(236,726)	(53,455)	—	13,723	(276,458)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	13,141	(14,030)	(489)	(5,247)

Total	(572,210)	179,361	(13,343)	(9,365)	(415,557)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 26,719 million won are due to disposal of equity securities during the period.

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Beginning balance	2,547,547	2,356,246
Planned provision of regulatory reserve (reversal) for credit loss	64,029	191,301

Ending balance	2,611,576	2,547,547

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Net income before regulatory reserve	521,715	1,295,748	534,108	1,806,071
Provision of regulatory reserve (reversal) for credit loss	76,265	64,029	81,367	200,612
Adjusted net income after the provision of regulatory reserve	445,450	1,231,719	452,741	1,605,459
Dividends to hybrid securities	(14,275)	(34,640)	(3,571)	(3,571)
Adjusted net income after regulatory reserve and dividends to hybrid securities	431,175	1,197,079	449,170	1,601,888
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	596	1,657	659	2,370

29.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2019 were 700 Won and 505,587 million won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 25, 2020.

30.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	12,908	39,118	13,970	41,875
Financial assets at FVTOCI	103,380	344,380	135,081	344,183
Financial assets at amortized cost:
Securities at amortized cost	92,613	294,673	107,421	332,617
Loans and other financial assets at amortized cost:
Interest on due from banks	10,479	43,214	31,309	97,617
Interest on loans	2,046,402	6,444,651	2,396,154	7,130,354
Interest of other receivables	6,652	22,401	7,580	22,561

Subtotal	2,063,533	6,510,266	2,435,043	7,250,532

Total	2,272,434	7,188,437	2,691,515	7,969,207

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Interest on deposits due to customers	555,484	1,968,985	875,992	2,592,803
Interest on borrowings	56,860	222,446	104,069	297,194
Interest on debentures	164,712	531,904	199,124	582,939
Other interest expense	5,890	29,484	24,114	73,092
Interest on lease liabilities	2,049	7,330	2,418	6,329

Total	784,995	2,760,149	1,205,717	3,552,357

31.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Fees and commission received for brokerage	40,617	121,753	40,825	123,385
Fees and commission received related to credit	46,243	143,146	46,054	130,682
Fees and commission received for electronic finance	31,905	93,669	35,098	102,594
Fees and commission received on foreign exchange handling	14,185	41,982	15,694	45,769
Fees and commission received on foreign exchange	18,622	50,656	20,887	69,104
Fees and commission received for guarantee	17,847	54,914	18,841	53,881
Fees and commission received on credit card	128,884	378,151	138,678	407,198
Fees and commission received on securities business	20,778	59,674	29,955	95,555
Fees and commission from trust management	34,813	121,105	43,073	132,918
Fees and commission received on credit information	3,298	10,492	3,169	9,522
Other fees	41,818	131,461	34,434	104,341

Total	399,010	1,207,003	426,708	1,274,949

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Fees and commissions paid	57,521	150,926	39,987	122,893
Credit card commission	106,910	318,694	103,576	303,919
Brokerage commission	159	376	167	648
Others	1,720	5,958	2,324	6,745

Total	166,310	475,954	146,054	434,205

32.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Dividend income related to financial assets at FVTPL	25,510	82,063	18,229	65,326
Dividend income related to financial assets at FVTOCI	2,628	17,077	1,744	19,230

Total	28,138	99,140	19,973	84,556

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three- month	Nine- month	Three- month	Nine- month
Dividend income recognized from assets held:
Equity securities	2,628	17,077	1,744	19,230

33.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Gain on financial instruments at fair value through profit or loss measured at fair value	134,622	527,790	18,354	128,730
Gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	(4,280)	4,141	3,173	(27,122)

Total	130,342	531,931	21,527	101,608

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Periods ended September 30, 2020		Periods ended September 30, 2019
			Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	36,230	133,432	36,324	137,405
		Loss on transactions and valuation	2,851	(68,367)	(23,643)	(59,228)

		Sub-total	39,081	65,065	12,681	78,177

	Loans	Gain on transactions and valuation	133	1,863	566	1,508
		Loss on transactions and valuation	12	(850)	10	(15)

		Sub-total	145	1,013	576	1,493

	Other financial assets	Gain on transactions and valuation	2,921	7,426	1,682	2,958
		Loss on transactions and valuation	(3,103)	(7,298)	(1,532)	(2,650)

		Sub-total	(182)	128	150	308

Sub-total			39,044	66,206	13,407	79,978

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	538,619	1,525,179	578,660	1,273,068
		Loss on transactions and valuation	(519,081)	(1,839,640)	(616,635)	(1,462,035)

		Sub-total	19,538	(314,461)	(37,975)	(188,967)

	Currency derivatives	Gain on transactions and valuation	659,344	6,860,252	3,113,284	7,297,751
		Loss on transactions and valuation	(592,399)	(6,090,197)	(3,079,971)	(7,099,135)

		Sub-total	66,945	770,055	33,313	198,616

	Equity derivatives	Gain on transactions and valuation	219,449	1,326,986	140,614	562,475
		Loss on transactions and valuation	(210,328)	(1,320,607)	(130,842)	(522,854)

		Sub-total	9,121	6,379	9,772	39,621

	Other derivatives	Gain on transactions and valuation	—	—	51	690
		Loss on transactions and valuation	(26)	(389)	(214)	(1,208)

		Sub-total	(26)	(389)	(163)	(518)

Sub-total			95,578	461,584	4,947	48,752

Net, total			134,622	527,790	18,354	128,730

(3)

Details of net gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Gain (loss) on equity-linked securities	(4,280)	4,141	3,173	(27,122)

34.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Gain on redemption of securities	(14)	(88)	(9)	28
Gain on transactions of securities	7,664	18,765	4,600	8,008

Total	7,650	18,677	4,591	8,036

35.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Impairment loss due to credit loss on financial assets measured at FVTOCI	(643)	(1,425)	(1,465)	(3,444)
Reversal of impairment loss due to credit loss on securities at amortized cost	169	122	151	920
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(150,990)	(573,057)	(193,799)	(316,388)
Reversal of provision on guarantee	16,164	12,192	8,897	757
Provision for unused loan commitment	(4,741)	(24,552)	(993)	(5,600)

Total	(140,041)	(586,720)	(187,209)	(323,755)

36.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended September 30, 2020		Periods ended September 30, 2019
			Three-month	Nine-month	Three-month	Nine-month
Employee benefits	Short-term employee benefits	Salaries	383,963	1,154,277	372,794	1,090,636
		Employee fringe benefits	128,017	376,478	111,065	341,538
	Share based payment		1,187	3,502	1,190	4,854
	Retirement benefit service costs		44,520	132,727	42,030	126,562
	Termination		69	290	428	7,994

		Subtotal	557,756	1,667,274	527,507	1,571,584

Depreciation and amortization			128,574	387,538	131,407	346,149
Other general and administrative expenses	Rent		22,106	57,278	17,224	78,009
	Taxes and public dues		26,220	100,488	38,782	112,545
	Service charges		61,610	178,234	58,580	170,779
	Computer and IT related		28,049	80,888	24,447	67,754
	Telephone and communication		17,233	52,324	18,556	51,641
	Operating promotion		10,744	31,462	11,791	31,173
	Advertising		18,417	46,828	19,955	50,145
	Printing		1,560	4,936	1,766	5,611
	Traveling		1,745	5,443	3,339	9,620
	Supplies		1,932	8,839	1,858	5,207
	Insurance premium		2,116	7,667	2,509	6,752
	Reimbursement		3,877	8,732	5,386	11,765
	Maintenance		5,095	13,089	4,403	13,335
	Water, light, and heating		3,980	11,620	4,114	11,611
	Vehicle maintenance		2,686	7,507	2,781	7,658
	Others		5,362	18,473	6,086	24,939

		Sub-total	212,732	633,808	221,577	658,544

	Total		899,062	2,688,620	880,491	2,576,277

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Gain on transactions of foreign exchange	127,787	396,938	230,782	477,913
Gain related to derivatives (Designated for hedging)	(29,816)	102,540	50,973	169,127
Gain on fair value hedged items	4,767	4,767	—	—
Others	11,279	44,033	5,655	41,747
Total	114,017	548,278	287,410	688,787

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Losses on transactions of foreign exchange	92,805	557,345	158,005	263,336
KDIC deposit insurance premium	94,054	274,584	84,437	246,156
Contribution to miscellaneous funds	85,046	242,015	81,055	237,114
Losses related to derivatives (Designated for hedging)	11,422	20,746	366	1,890
Losses on fair value hedged items	(16,840)	91,251	22,154	112,352
Others (*)	27,193	88,643	31,434	109,105

Total	293,680	1,274,584	377,451	969,953

(*)

Other expense includes such expenses amounting to 9,363 million won and 16,211 million won, respectively, of intangible asset amortization expense for the nine-month period ended September 30, 2020 and 2019, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of September 30, 2020 and December 31, 2019 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		7,724 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.13%
Expected maturity date		2.25 years
Number of shares remaining	As of September 30, 2020	602,474 shares
	As of December 31, 2019	602,474 shares
Number of shares granted (*2)	As of September 30, 2020	602,474 shares
	As of December 31, 2019	602,474 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		7,412 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.13%
Expected maturity date		3.25 years
Number of shares remaining	As of September 30, 2020	698,428 shares
	As of December 31, 2019	—
Number of shares granted (*2)	As of September 30, 2020	698,428 shares
	As of December 31, 2019	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black Shawls model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of September 30, 2020 and December 31, 2019, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 9,830 million won and 6,328 million won, respectively.

37.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Gains on valuation of investments in joint ventures and associates	15,226	50,909	13,723	33,022
Losses on valuation of investments in joint ventures and associates	(5,243)	(16,974)	(3,620)	(12,062)

Total	9,983	33,935	10,103	20,960

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Other non-operating incomes	2,801	39,915	7,590	54,526
Other non-operating expenses	(11,964)	(211,779)	(6,714)	(46,837)

Total	(9,163)	(171,864)	876	7,689

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Rental fee income	2,367	9,944	3,308	6,750
Gains on disposal of premises and equipment, intangible assets and other assets	(26)	6,549	72	1,375
Reversal of impairment loss of premises and equipment, intangible assets and other assets	32	87	(677)	45
Others	428	23,335	4,887	46,356

Total	2,801	39,915	7,590	54,526

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Depreciation on investment properties	725	1,812	468	1,766
Operating expenses on investment properties	199	581	216	578
Losses on disposal of premises and equipment, intangible assets and other assets	916	1,736	358	1,606
Impairment losses of premises and equipment, intangible assets and other assets	175	8,429	(258)	1,422
Donation	7,118	18,423	1,760	25,729
Others (*)	2,831	180,798	4,170	15,736

Total	11,964	211,779	6,714	46,837

(*)	Included 165,015 million won of other special losses related to other provisions for the nine-month period ended September 30,2020.

38.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2020	2019
Current tax expense:
Current tax expense with respect to the current period	292,519	498,849
Adjustments recognized in the current period in relation to the tax expense of prior periods	(34,461)	(52,942)

Sub-total	258,058	445,907

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	155,067	155,739
Income tax expense directly attributable to equity	956	(9,365)

Sub-total	156,023	146,374

Income tax expense	414,081	592,281

Income tax expense (income) was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the September 30, 2020, is 24.2% (The weighted average annual effective tax rate for the September 30, 2019, is 24.7%).

39.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended September 30, 2020		Periods ended September 30, 2019
	Three-month	Nine-month	Three-month	Nine-month
Net income attributable to common shareholders	480,200	1,140,764	486,009	1,665,697
Dividends to hybrid securities	(14,275)	(34,640)	(3,571)	(3,571)
Net income attributable to common shareholders	465,925	1,106,124	482,438	1,662,126
Weighted average number of common shares outstanding	722 shares in million	722 shares in million	682 Shares in million	676 Shares in million
Basic EPS (Unit: Korean Won)	645	1,532	708	2,459

(2)	The weighted average number of common shares outstanding is as follows: (Unit: number of shares, days)

	For the nine-month period ended September 30, 2020
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-09-30	722,267,683	274	197,901,345,142
Treasury stock	2020-01-01 ~ 2020-09-30	(2)	274	(548)

Sub-total (①)				197,901,344,594

Weighted average number of common shares outstanding (②=(①/274)				722,267,681

	For the nine-month period ended September 30, 2019
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-09-30	673,271,226	273	183,803,044,698
Purchase of treasury stock	2019-01-08 ~ 2019-09-30	(11,453,702)	266	(3,046,684,732)
Disposal of treasury stock	2019-03-22 ~ 2019-09-30	18,346,782	193	3,540,928,926
Disposal of treasury stock (*)	2019-09-26 ~ 2019-09-30	28,890,707	5	144,453,535

Sub-total (①)				184,441,742,427

Weighted average number of common shares outstanding (②=(①/273)				675,610,778

(*)

In September 2019, Woori Bank disposed of 28,890,707 shares out of 42,103,377 shares acquired through comprehensive exchange of shares in Woori Card Co., Ltd. and its parent company Woori Financial Group Inc.

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine-month period ended September 30, 2020 and 2019.

40.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Confirmed guarantees
Guarantee for loans	79,141	89,699
Acceptances	624,485	391,688
Guarantees in acceptances of imported goods	77,433	224,746
Other confirmed guarantees	6,821,763	6,982,889

Sub-total	7,602,822	7,689,022

Unconfirmed guarantees
Local letters of credit	198,157	193,096
Letters of credit	2,393,460	3,081,390
Other unconfirmed guarantees	488,463	771,378

Sub-total	3,080,080	4,045,864

Commercial paper purchase commitments and others	892,457	884,031

Total	11,575,359	12,618,917

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Loan commitments	110,958,256	103,651,674
Other commitments (*)	7,947,547	5,993,608

(*)

As of September 30, 2020 and December 31, 2019, the amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 3,313,432 million won and 2,582,274 million won, respectively.

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	September 30, 2020		December 31, 2019
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	103 cases	443 cases	119 cases	415 cases
Amount of litigation	284,624	437,575	291,880	391,362
Provisions for litigations	25,408		27,029

(*)	The number of lawsuits as of September 30, 2020 and December 31, 2019 do not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)	Other commitments

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July, 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 112,663 million won as other financial liabilities for the second sales agreement.

41.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of September 30, 2020 and December 31, 2019, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the nine-month period ended September 30, 2020 and 2019 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	September 30, 2020	December 31, 2019
Associates	W Service Networks Co., Ltd.	Loans	50	23
		Loss allowance	—	(1)
		Deposits due to customers	2,572	1,881
		Accrued expenses	6	6
		Other liabilities	464	429
	Korea Credit Bureau Co., Ltd.	Loans	1	3
		Deposits due to customers	1,599	26
		Other liabilities	3	—
	Korea Finance Security Co., Ltd.	Loans	3,942	1,860
		Loss allowance	(9)	(3)
		Deposits due to customers	1,063	1,371
	Chin Hung International Inc.	Loans	283	244
		Loss allowance	(3)	(2)
		Deposits due to customers	6,602	5,381
		Other liabilities	423	321
	LOTTE CARD Co. Ltd.	Loans	7,500	7,500
		Loss allowance	(94)	(30)
		Other assets	10	—
		Deposits due to customers	54,262	2,726
		Other liabilities	54	—
	K BANK Co., Ltd.	Loans	179	141
		Account receivables	64	24
		Other assets	—	4
	Well to Sea No.3 Private Equity Fund	Loans	72,050	4,490
		Loss allowance	(80)	(8)
		Deposits due to customers	2,199	714
		Other liabilities	86	47
	Others (*1) (*2)	Loans	—	84
		Loss allowance	—	(84)
		Other assets	840	338
		Deposits due to customers	5,459	5,577
		Other liabilities	168	172

(*1)

Others include Saman Corporation, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund and etc., as of September 30, 2020.

(*2)

Others include Saman Corporation, Woori-Shinyoung Growth-Cap Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, Kyesan Engineering Co., Ltd. and DAEA SNC Co., Ltd. and etc., as of December 31, 2019.

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine-month period September 30
Related parties		Account title	2020	2019
Associates	W Service Network Co., Ltd.	Other income	24	24
		Interest expenses	12	15
		Fees expenses	373	337
		Reversal of allowance for credit loss	(3)	(1)
		Other expenses	1,555	1,004
	Korea Credit Bureau Co., Ltd.	Interest expenses	3	29
		Fees expenses	2,357	1,880
	Korea Finance Security Co., Ltd.	Interest income	52	—
		Interest expenses	2	8
		Provisions for allowance for credit loss	6	1
		Other expenses	69	87
	Chin Hung International Inc	Interest expenses	15	24
		Provisions for allowance for credit loss	107	32
	LOTTE CARD Co., Ltd.	Interest income	215	—
		Fees income	2,580	—
		Interest expenses	86	—
		Provision for allowance for credit loss	64	—
	K BANK Co., Ltd.	Fees income	1,313	951
	Well to Sea No.3 Private Equity Fund	Interest income	1,883	1,255
		Interest expenses	4	9
		Provision for allowance for credit loss	111	91
	Others (*1) (*2)	Fees income	1,779	957
		Other income	12	13
		Interest expenses	22	45
		Reversal of allowance for credit loss	—	(5)

(*1)

Others include Saman Corporation, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund, PCC-Woori LP Secondary Fund and etc., as of September 30, 2020.

(*2)

Others include Saman Corporation, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, Partner One Value Up I Private Equity Fund and etc, as of September 30, 2019.

(3)	Major loan transactions with related parties for the nine-month period ended September 30, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2020
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	Well to Sea No. 3 Private Equity Fund	4,490	67,560	—	72,050
	LOTTE CARD Co., Ltd.	7,500	—	—	7,500
	Korea Finance Security Co., Ltd.	1,860	2,485	403	3,942
	Korea Credit Bureau Co., Ltd.	3	14	16	1
	W Service Network Co., Ltd.	23	272	245	50
	Chin Hung International Inc	244	1,774	1,735	283
	K BANK Co., Ltd.	141	1,544	1,506	179

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the nine-month period ended September 30, 2019
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	Well to Sea No. 3 Private Equity Fund	1,857	100,300	9,167	92,990
	Korea Finance Security Co., Ltd.	57	440	445	52
	Korea Credit Bureau Co., Ltd.	7	22	26	3
	W Service Network Co., Ltd.	69	239	277	31
	Chin Hung International Inc	241	1,643	1,717	167
	K BANK Co., Ltd.	185	1,798	1,812	171

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the nine-month period September 30, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2020
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	Saman Corporation	2,522	34	—	2,556
	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,356	1,303	1,203
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the nine-month period ended September 30, 2019
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	Saman Corporation	2,436	181	—	2,617
	W Service Networks Co., Ltd	1,180	1,260	1,260	1,180
	Chin Hung International Inc	765	400	400	765
	Partner One Value Up I Private Equity Fund	1,403	1,617	1,556	1,464
	Korea Credit Bureau Co., Ltd.	6,000	—	6,000	—
	Korea Finance Security Co., Ltd.	535	25	560	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the nine-month period ended September 30, 2020 and 2019.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	September 30, 2020	December 31, 2019	Warranty
Korea Finance Security Co., Ltd.	318	400	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	32	Unused loan commitment
W Service Network Co., Ltd.	150	177	Unused loan commitment
Chin Hung International Inc.	32,016	32,055	Unused loan commitment
K BANK Co., Ltd.	121	159	Unused loan commitment
Well to Sea No.3 Private Equity Fund	302,950	210,510	Unused loan commitment
LOTTE CARD Co. Ltd.	150,000	150,000	Unused loan commitment
Together-Korea Government Private Pool Private Securities Investment Trust No.3	900,000	—	Securities purchase contract

There no recognized provisions for guarantees provided to the related parties as of September 30, 2020 and December 31, 2019, respectively.

(7)	Amount of derivatives-related commitments with the related parties

Warrantee	September 30, 2020	December 31, 2019	Warranty
Well to Sea No.3 Private Equity Fund	598,560	584,377	Open interest

(8)	Commitments among related parties

As of September 30, 2020, the Group has entered into an investment agreement with PCC-Woori LP Secondary Fund for 3,100 million won. Among the agreed amount, 2,325 million won was executed as of September 30, 2020 and outstanding balance amounts to 775 million won. The contract period is from December 31, 2019 and December 31, 2023.

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2020	2019
Short-term employee salaries	12,331	9,979
Retirement benefit service costs	461	668
Share-based compensation	1,576	1,934

Total	14,368	12,581

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 3,116 million won and 2,414 million won, as of September 30, 2020 and December 31, 2019 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 9,732 million won and 6,543 million won, respectively, as of September 30, 2020 and December 31, 2019,

42.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Lease payments
Within one year	186,238	161,251
After one year but within five years	193,656	232,985
After five years	29,221	40,698

Total	409,115	434,934

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2020	2019
Total cash outflows from lease	153,249	153,686

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2020	2019
Lease payments for short-term leases	1,156	1,178
Lease payments for which the underlying asset is of low value	405	227

Total	1,561	1,405

(4)

As mentioned in Note 2, the Group uses a practical expedient for rent concession as a direct consequence of COVID-19. Accordingly, the amount recognized in profit or loss during the reporting period is 9,351 million won, to reflect changes in lease payments arising from the rent concession.

(5)

IFRS Interpretations Committee published its interpretation of ‘Lease Period and Lease Improvement Useful Life’ as of December 16, 2019. The Interpretation Committee discussed a question about how to determine the lease term for cancellable or renewable leases. According to the interpretation, the Group should identify factors to consider extensive economic penalties, and then determine the lease period. The Group is planning to reflect the effect in consolidated financial statements after the effect analysis of changes in accounting policies for the lease term is completed.

43.	EVENTS AFTER THE REPORTING PERIOD

(1)

In October 2020, the Group concluded a contract to acquire a 74.04% stake (42,605,000 common stocks) in Aju Capital Co., Ltd., and the completion date of the transaction is not yet decided as subsequent procedures for closing the transaction (approval of inclusion by the financial authorities, etc.) is still in progress.

(2)

Woori Investment Bank Co., Ltd., a subsidiary of the Group, decided to raise 100 billion won in shareholder allocation at the board meeting on August 28, 2020 and completed the payment of the shares on November 5, 2020, and the Group was allocated 109,757,854 shares in relation to the paid-in capital increase.